Exhibit 2.7

STOCK PURCHASE AGREEMENT

BY AND AMONG

DOW JONES VENTURES VII, INC.,

DOW JONES LOCAL MEDIA GROUP, INC.,

NEWCASTLE INVESTMENT CORP.

AND,

SOLELY WITH RESPECT TO ITS OBLIGATIONS UNDER

SECTIONS 7.3, 7.7, 7.13, 7.14, 9.2, 9.3, 9.4 AND 10.2,

DOW JONES & COMPANY, INC.

DATED AS OF JUNE 28, 2013

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3.20	Publications; Carriers	20

3.21	Transactions With Related Parties; Shared Contracts	21

3.22	Insurance	21

3.23	Financial Advisors	21

3.24	Limitations on Representations and Warranties	21

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		22

4.1	Authorization of Agreement	22

4.2	Company Capital Stock	23

4.3	Conflicts; Consents of Third Parties	23

4.4	Legal Proceedings	23

4.5	Limitations of Representations and Warranties	24

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		24

5.1	Organization	25

5.2	Authorization of Agreement	25

5.3	Conflicts; Consents of Third Parties	25

5.4	Legal Proceedings	26

5.5	Financial Capability	26

5.6	Investment	26

5.7	Solvency	26

5.8	No Other Representations and Warranties; No Reliance; Purchaser Investigation	27

5.9	Financial Advisors	27

ARTICLE VI CONDUCT OF BUSINESS		27

6.1	Conduct of the Company Pending the Closing	27

6.2	Transfer of Retained Properties	30

6.3	Notice; Effect of Notice	30

6.4	Control of Business	30

6.5	Financial Statements	30

6.6	Alternative Transactions	31

ARTICLE VII COVENANTS		31

7.1	Access to Information	31

7.2	Cooperation; Filings and Approvals	33

7.3	Confidentiality	35

7.4	Preservation of Records; Cooperation with Financial Statements	35

7.5	Publicity	37

7.6	Related Party Arrangements; Intercompany Accounts	38

7.7	Employee Benefit Matters	38

7.8	Termination of Rights to the Seller Names and Marks	38

7.9	Intellectual Property Matters	38

7.10	Contact with Customers, Suppliers and Other Business Relations	39

7.11	Insurance	39

7.12	Resignations	39

7.13	Covenant Not to Compete; Confidentiality	39

7.14	Release	39

7.15	Casualty	40

ARTICLE VIII CONDITIONS TO CLOSING		40

8.1	Conditions Precedent to Obligation of the Parties	40

8.2	Conditions Precedent to Obligation of Purchaser	40

8.3	Conditions Precedent to Obligation of Seller	41

ARTICLE IX INDEMNIFICATION		42

9.1	Survival	42

9.2	Indemnification	42

9.3	Indemnification Procedures	44

9.4	Limitations on Indemnification	46

9.5	Exclusive Remedy; Nature of Representations and Warranties	48

ARTICLE X TAX MATTERS		48

10.1	Tax Returns	48

10.2	Indemnification	49

10.3	Refunds	50

10.4	Contests	50

10.5	Amended Returns	50

10.6	Cooperation	50

10.7	No Duplication	51

10.8	Tax Treatment of Payments	51

10.9	Section 338(h)(10) Elections	51

10.10	Survival	52

10.11	Property Tax Refunds	52

ARTICLE XI TERMINATION		52

11.1	Termination	52

11.2	Termination Procedure	53

11.3	Effect of Termination	53

ARTICLE XII MISCELLANEOUS		53

12.1	Expenses	53

12.2	Governing Law	54

12.3	Submission to Jurisdiction; Waivers	54

12.4	Further Assurances	55

12.5	Entire Agreement	55

12.6	Amendments and Waivers	55

12.7	Notices	55

12.8	Severability	56

12.9	Specific Performance	57

12.10	No Third-Party Beneficiaries; No Recourse Against Affiliates; Liability	57

12.11	Assignment	57

12.12	Cooperation with Legal Proceedings	58

12.13	Attorney Conflict Waiver	58

12.14	Counterparts	58

12.15	Electronic Signatures	58

ARTICLE XIII DEFINITIONS AND INTERPRETATIONS		59

13.1	Certain Definitions	59

13.2	Certain Interpretive Matters	68

EXHIBITS
Exhibit A	Illustrative Calculation of Working Capital
Exhibit B	Form of Transition Services Agreement

Schedules

Schedule A	Company Disclosure Schedule
Schedule B	Purchaser Disclosure Schedule
Schedule C	Employee Benefits Matters
Schedule D	Covenant Not to Compete; Confidentiality

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is entered into as of June 28, 2013 (this “Agreement”), by and among Dow Jones Ventures VII, Inc., a Delaware corporation (“Seller”), Dow Jones Local Media Group, Inc., a Delaware corporation (the “Company”), Newcastle Investment Corp., a Maryland corporation (“Purchaser”) and, solely with respect to its obligations under Sections 7.3, 7.7, 7.13, 7.14, 9.2, 9.3, 9.4 and 10.2, Dow Jones & Company, Inc., a Delaware corporation (“Seller Guarantor”). Seller, the Company and Purchaser shall each be referred to in this Agreement as a “Party”, and collectively as the “Parties”. Capitalized terms that are used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed to such terms in Article XIII.

W I T N E S S E T H:

WHEREAS, Seller owns all of the outstanding capital stock (the “Company Capital Stock”) of the Company; and

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, all of the Company Capital Stock.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree hereby as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Purchase and Sale of the Company Capital Stock. On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all right, title and interest of Seller in and to the Company Capital Stock, free and clear of all Liens, other than Liens created or imposed by Purchaser or under applicable securities Laws.

1.2 Purchase Price. The purchase price for the purchase of the Company Capital Stock shall be an amount equal to (a) $82,000,000 (the “Base Price”), (b) plus the amount if, any, by which the Estimated Closing Date Working Capital exceeds the Working Capital Target or (c) minus, the amount, if any, by which the Working Capital Target exceeds the Estimated Closing Date Working Capital (such resulting amount pursuant to Sections 1.2(a)-(c), the “Closing Consideration”), as such amount may be adjusted pursuant to the provisions of Section 1.4 (the Closing Consideration, as adjusted pursuant to Section 1.4, the “Purchase Price”); provided that if the Closing shall have occurred on or prior to September 3, 2013 (or if the primary cause of the failure of the Closing to have occurred on or prior to September 3, 2013 shall have been a breach of this Agreement by the Company, Seller or the Seller Guarantor), then the Remaining Exclusivity Payment shall be credited against payment of the Purchase Price hereunder.

1.3 Payment of Closing Consideration at Closing. At the Closing, Purchaser shall pay or cause to be paid to Seller, by wire transfer of immediately available funds to the accounts designated in writing by Seller not less than two (2) Business Days prior to the Closing Date, the Closing Consideration.

1.4 Adjustment of the Purchase Price.

(a) Estimated Closing Date Working Capital. Not later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser a statement (the “Estimated Working Capital Statement”) setting forth in reasonable detail the Company’s good faith estimate of (i) Working Capital as of the close of business on the Closing Date (the “Estimated Closing Date Working Capital”), and (ii) the amount, and the calculation of, the Closing Consideration derived therefrom.

(b) Final Working Capital Adjustment. The Purchase Price shall be adjusted following the Closing based on the difference between the Final Closing Date Working Capital and the Estimated Closing Date Working Capital determined pursuant to this Section 1.4, and payment shall be made in respect of any such post-Closing adjustment as set forth in Section 1.4(e).

(c) Closing Date Working Capital. No later than ninety (90) days after the Closing Date, Purchaser shall cause to be prepared and delivered to Seller a statement (the “Closing Statement”) setting forth the actual Working Capital as of the close of business on the Closing Date (“Closing Date Working Capital”) and including a balance sheet of the Company as of such date and the derivation of Closing Date Working Capital therefrom. For the avoidance of doubt, unless Seller otherwise agrees in writing, Purchaser may not amend, supplement or modify the Closing Statement or the amount of Closing Date Working Capital following its delivery to Seller. If Purchaser fails to deliver the Closing Statement within such ninety (90) day period, then in addition to any other rights Seller may have under this Agreement, Seller shall have the right to elect that the Estimated Closing Date Working Capital be deemed to be the amount of the Closing Date Working Capital and be final and binding and used for purposes of calculating the adjustment pursuant to Section 1.4(d). The Parties acknowledge that no adjustments may be made to the Working Capital Target except in accordance with Section 12.6.

(d) Disputes.

(i) Seller shall have ninety (90) days to review the Closing Statement. If Seller disagrees with Purchaser’s calculation of the Closing Date Working Capital as set forth in the Closing Statement, Seller may, within ninety (90) days after receipt of the Closing Statement, deliver a notice to Purchaser (a “Dispute Notice”) disagreeing with such calculation and, to the extent Seller is reasonably able to so specify, setting forth Seller’s calculation of such amount. Any Dispute Notice shall specify those items or amounts as to which Seller disagrees, and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculations of Closing Date Working Capital set forth therein (except to the extent such other items or amounts as are related to the items or amounts subject to such disagreement). If Seller fails to deliver such notice in such ninety (90) day period, Seller shall have waived its rights to contest the Closing Statement and the calculations of Closing Date Working Capital set forth therein shall be deemed to be final and binding upon the Parties and such amount shall be used for purposes of calculating the adjustment pursuant to Section 1.4(b) above.

(ii) If a Dispute Notice shall be duly delivered pursuant to Section 1.4(d)(i), Seller and Purchaser shall, during the thirty (30) days following such delivery, attempt in good faith to reach agreement on the disputed items or amounts to determine, as may be required, the amount of Closing Date Working Capital. Any such agreement shall be in writing and shall be final and binding upon the Parties. If during such period, Seller and Purchaser are unable to reach such agreement, then all amounts and issues remaining in dispute shall be submitted by Seller and Purchaser to a mutually acceptable nationally recognized independent accounting firm (the “Accounting Referee”). If Seller and Purchaser are unable to agree on an appointment of an Accounting Referee, within ten (10) days after not being able to reach agreement thereon, an Accounting Referee shall be determined by mutual agreement of the regular auditor of Seller and the regular auditor of Purchaser and, if such auditors are unable to reach agreement within ten (10) days of being requested to do so, an Accounting Referee shall be determined by lot with each of Seller and Purchaser submitting one (1) candidate meeting the requirements of an Accounting Referee set forth in the definition thereof. The Accounting Referee shall act as an arbitrator to determine, based solely on presentations by Seller and Purchaser and not by independent review. In conducting such review, the Accounting Referee shall consider only those items or amounts in the Closing Statement and Purchaser’s calculations of Closing Date Working Capital as to which Seller has disagreed. The scope of the disputes to be resolved by the Accounting Referee shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in accordance with the definition of Working Capital (including the Accounting Rules) and the Accounting Referee is not to make any other determination. The Parties shall agree, promptly after the appointment of the Accounting Referee, on procedures governing the resolution of any dispute by the Accounting Referee, provided, that if the Parties fail to agree on such procedures, the dispute resolution procedures of the American Arbitration Association shall govern. The Accounting Referee shall deliver to Seller and Purchaser, as promptly as reasonably practicable (but in any case no later than thirty (30) days from the date of engagement of the Accounting Referee), a report setting forth its calculations of Closing Date Working Capital, which amount shall not be less than the applicable amount thereof shown in Purchaser’s calculation delivered pursuant to Section 1.4(c) nor more than the amount thereof shown in Seller’s calculation delivered pursuant to Section 1.4(d)(i). Such report shall be final and binding upon the Parties and shall be used for purposes of calculating the adjustment pursuant to Section 1.4(b) above. Notwithstanding anything herein to the contrary, the dispute resolution mechanism contained in this Section 1.4(d) shall be the exclusive mechanism for resolving disputes regarding the calculation of the Working Capital adjustment, if any, and neither Seller nor Purchaser shall be entitled to indemnification for Losses pursuant to Article IX to the extent of the amounts taken into account in the determination of Closing Date Working Capital. The determination of the Accounting Referee shall be enforceable as an arbitral award and judgment may be entered upon in any court having jurisdiction over the party against which such determination is to be enforced. The fees, costs and expenses of the Accounting Referee shall be borne by the Parties in proportion to the relative amount each Party’s determination has been modified. For example, if Seller challenges the calculation of the Closing Date Working Capital by an amount of One Hundred Thousand Dollars ($100,000), but the Accounting Referee determines that Seller has a valid claim for only Sixty Thousand Dollars ($60,000), Seller shall bear forty percent (40%) of the fees and expenses of the Accounting Referee and Purchaser shall bear the other sixty percent (60%) of such fees and expenses.

(e) Final Closing Date Working Capital Adjustment. Following the time that the Closing Date Working Capital is finally determined pursuant to this Section 1.4 (such finally determined amount, “Final Closing Date Working Capital”), payment shall be made as follows:

(i) If the Final Closing Date Working Capital is greater than the Estimated Closing Date Working, Purchaser shall, within five (5) Business Days after the Final Closing Date Working Capital is determined pursuant to this Section 1.4, pay to Seller by wire transfer of immediately available funds to an account designated in writing by Seller, an amount equal to such excess.

(ii) If the Final Closing Date Working Capital is less than the Estimated Closing Date Working, Seller shall, within five (5) Business Days after the Final Closing Date Working Capital is determined pursuant to this Section 1.4, pay to Purchaser by wire transfer of immediately available funds to an account designated in writing by Purchaser, an amount equal to such deficiency.

Any payment pursuant to Section 1.4(e) shall be made together with interest thereon at a rate per annum equal to the rate of interest published by the Wall Street Journal as the “prime rate” at large U.S. money center banks on the Closing Date, calculated on the basis of the number of days elapsed from the Closing Date to the date of payment. Upon payment of the amounts provided in this Section 1.4, none of the Parties may make or assert any claim under this Section 1.4.

(f) Cooperation. During the period of time from and after the Closing Date through the final determination and payment of Final Closing Date Working Capital in accordance with this Section 1.4, (i) Seller and Purchaser shall, and Purchaser shall cause the Company and each of its and the Company’s representatives to, and Seller shall cause each of its representatives to, cooperate and assist in the review by the Accounting Referee of the Closing Statement and the calculations of Closing Date Working Capital and in the conduct of the review referred to in this Section 1.4, including making available, to the extent reasonably requested, properties, books, records, contracts, documents, information, personnel, representatives (including the Company’s accountants) and records of the Company and such representatives (including the work papers of the Company’s accountants) supporting its calculations of Closing Date Working Capital, and to use commercially reasonable efforts to respond to the Accounting Referee, and to provide any such requested documents and information as promptly as practicable, and to provide any such books, records, contracts, documents and information electronically and in such formats as are reasonably requested, and (ii) Purchaser shall afford, and shall cause the Company to afford, to Seller and any accountants, counsel or financial advisers retained by Seller in connection with the review of Final Closing Date Working Capital in accordance with this Section 1.4, reasonable direct access during normal business hours upon reasonable advance notice to all the properties, books, records, contracts, documents, information, personnel, representatives (including the Company’s accountants) and records of the Company and such representatives (including the work papers of the Company’s accountants) relevant to the review of the Closing Statement and Purchaser’s determination of Closing Date Working Capital and, if requested by Seller, shall provide any such books, records, contracts, documents and information electronically and in such formats as are reasonably requested. As a condition of such access, Seller shall execute a confidentiality agreement for the benefit of Purchaser and the Company substantially similar to the Confidentiality Agreement with respect to the material, documents, books, records, and information to be reviewed. No actions taken by Purchaser on its own behalf or on behalf of the Company, on or following the Closing Date shall be given effect for purposes of determining the Closing Date Working Capital, and the determination of Closing Date Working Capital shall not take into account any developments or events taking place after the Closing Date.

ARTICLE II

CLOSING

2.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Transaction (the “Closing”) shall take place at 10:00 a.m., Eastern Daylight Time, at the offices of Hogan Lovells US LLP, 875 Third Avenue, New York, New York 10022 on the second Business Day following the satisfaction or waiver of all conditions contained in Article VIII hereof (except for those conditions which by their terms are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions), or on such other date or at such other place or time as Seller and Purchaser may agree in writing, but in any event (x) not earlier than September 3, 2013 and (y) not later than the Outside Date, in each case unless the Parties so agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”. The Closing will be deemed effective as of 12:00:01 a.m. Eastern Daylight Time on the Closing Date.

2.2 Deliveries by the Company and Seller at Closing. At Closing, the Company and Seller, as applicable, shall deliver, or cause to be delivered, to Purchaser the following:

(a) the certificates required by Section 8.2(a), Section 8.2(b) and Section 8.2(c) hereof;

(b) stock certificates accompanied by stock powers endorsed in blank in respect of the Company Capital Stock;

(c) a duly executed certificate dated as of the Closing by Seller and substantially in the form set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv), sworn to under penalties of perjury, setting forth Seller’s name, address, and taxpayer identifying number and stating that Seller is not a “foreign person” within the meaning of Section 1445 of the Code;

(d) the Transition Services Agreement, duly executed by Seller and each of its Affiliates party thereto; and

(e) such other documents, certificates, agreements and instruments as Purchaser may reasonably request to evidence and effectuate the Transaction.

2.3 Deliveries by Purchaser at the Closing. At Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following:

(a) the Closing Consideration, as set forth in the Estimated Working Capital Statement delivered pursuant to Section 1.4(a);

(b) the certificates required by Section 8.3(a) and Section 8.3(b) hereof;

(c) the Transition Services Agreement, duly executed by Purchaser and each of its Affiliates party thereto; and

(d) such other documents, certificates, agreements and instruments as Seller may reasonably request to evidence and effectuate the Transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the disclosure schedule delivered by the Company to Purchaser on the date hereof concurrently with entry into this Agreement (the “Company Disclosure Schedule”) and attached to this Agreement as Schedule A, (and provided that disclosure in any section of such Company Disclosure Schedule shall be deemed disclosed with respect to only the corresponding Section of this Agreement and, to the extent it is reasonably apparent from the wording of such disclosure that such disclosure is relevant to any other Section of this Agreement, such other Section of this Agreement), the Company represents and warrants to Purchaser as follows:

3.1 Organization. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of its business or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so qualified would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2 Authorization of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery of the Transaction Agreements to which the Company is a party and the consummation of the Transaction have been duly authorized by all requisite corporate action on the part of the Company. Each of the Transaction Agreements to which the

Company is a party has been or will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties thereto) each of such Transaction Agreements, when so executed and delivered, will constitute, the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Section 3.3(a) of the Company Disclosure Schedule, and assuming the making of the filings and the receipt of the consents or waiting period terminations or expirations identified in Section 3.3(b) hereof, none of the execution and delivery by the Company of this Agreement or the other Transaction Agreements to which it is a party, the consummation of the Transaction by Seller, or the compliance by the Company with any of the provisions hereof or thereof, conflicts with or will conflict with, or result in any violation of or constitute a breach of or a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification or cancellation under any provision of (i) the certificate of incorporation, bylaws, partnership agreement or other comparable organizational documents, of the Company or any Subsidiary of the Company; (ii) any Material Contract or material Permit to which the Company or any Subsidiary of the Company is a party or by which any of their properties or assets are bound; (iii) any Order of any Governmental Authority applicable to the Company or any Subsidiary of the Company or by which any of their properties or assets are bound; or (iv) any applicable Law, except in the case of clauses (ii), (iii) and (iv), where such conflict, violation or default would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth on Section 3.3(b) of the Company Disclosure Schedule, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority (a “Governmental Approval”) is required on the part of the Company or any Subsidiary of the Company in connection with the execution and delivery by the Company of this Agreement or the other Transaction Agreements to which it is a party, the consummation of the Transaction by Seller or the compliance by the Company with any of the provisions hereof or thereof, except for (i) any filing or termination of the waiting period or other approval required under the HSR Act, (ii) any of the foregoing required under any state securities or “blue sky” laws (if applicable), or (iii) any such other Governmental Approval, the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.4 Capitalization; Subsidiaries.

(a) As of the date hereof, the authorized capital stock of the Company consists of 10,000 shares of common stock, par value $1.00 per share, 1,000 shares of which are issued and outstanding. The Company does not hold any shares of common stock as treasury stock. All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and non-assessable.

(b) (i) Seller owns the Company Capital Stock free and clear of Liens other than Liens imposed by Purchaser or under applicable securities Laws, (ii) there are no outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, with respect to, or obligations to pay any amount directly or indirectly based (in whole or in part) on the price or value of, equity interests in the Company, or plans or other agreements of any character providing for the purchase, issuance or sale of any equity interests in the Company and (iii) there are no voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of the Company Capital Stock.

(c) Section 3.4(c) of the Company Disclosure Schedule sets forth a complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable. Except as set forth on Section 3.4(c) of the Company Disclosure Schedule, each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be so organized, validly existing or in good standing would not have a Company Material Adverse Effect. Each Subsidiary of the Company is qualified to do business in each jurisdiction in which the conduct of its business or the ownership of its properties makes such qualification necessary, except where the failure to be so qualified would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All the issued and outstanding capital stock or other equity interests in the Company’s Subsidiaries are owned of record and beneficially by the Company (or another Subsidiary of the Company), free and clear of Liens other than Liens imposed by Purchaser or under applicable securities Laws. There are no outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any equity interests in the Company’s Subsidiaries. There are no voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of the equity of the Company’s Subsidiaries. The Company does not own, directly, any equity or similar interest in any other Person other than in the direct and indirect Subsidiaries of the Company.

(d) Upon payment of the Closing Consideration as contemplated by this Agreement, Purchaser will acquire from Seller good title to all of the Company Capital Stock, free and clear of all Liens except for Liens imposed by Purchaser or under applicable securities Laws.

3.5 Financial Statements.

(a) The Company has made available to Purchaser complete copies of the following financial statements (collectively the “Company Financial Statements”):

(i) unaudited, as reported balance sheets for the Company for the twelve (12) months ended July 3, 2011, the twelve (12) months ended July 1, 2012 and the nine (9) months ended March 31, 2013; and

(ii) unaudited, as reported statements of income for the Company for the twelve (12) months ended July 3, 2011, the twelve (12) months ended July 1, 2012 and the nine (9) months ended March 31, 2013.

March 31, 2013 shall be referred to herein as the “Balance Sheet Date” and the balance sheet of the Company as of such date shall be referred to herein as the “Balance Sheet”.

(b) The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, are based on the books and records of the Company and present fairly, in all material respects, the financial condition and results of operations as of the dates and for the periods indicated therein except, in each case (i) as may be set forth on Section 3.5(b) of the Company Disclosure Schedule, (ii) that such Company Financial Statements may be subject to normal year-end adjustments, and (iii) for the absence of notes thereto throughout the periods covered thereby. The Company maintains a system of accounting and internal controls that provide reasonable assurances that material financial transactions are executed in accordance with the authorization of appropriate management.

3.6 Books and Records. The minute books and stock records of the Company and each Subsidiary which have been made available to Purchaser are complete and correct, in all material respects, and have been maintained in accordance with Seller’s customary business practices. At the Closing, all such books and records will be in the possession of the Company.

3.7 Undisclosed Liabilities. Except as set forth on Section 3.7 of the Company Disclosure Schedule, neither the Company nor its Subsidiaries have any liabilities (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) that would have been required to be reflected in, reserved against or otherwise described on the Balance Sheet or in the notes thereto in accordance with GAAP and were not so reflected, reserved against or described, other than (a) as disclosed in, set forth on, or reflected or reserved against in the Balance Sheet and (b) those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.8 Absence of Certain Developments. Except as set forth on Section 3.8 of the Company Disclosure Schedule, between the Balance Sheet Date and the date of this Agreement (a) the business of the Company and its Subsidiaries has been conducted in all material respects in the Ordinary Course of Business, (b) there has not been any event, change, occurrence or circumstance that, individually or in the aggregate, has resulted in or would reasonably be expected to have a Company Material Adverse Effect and (c) there has not been any event, change, occurrence or circumstance that, and the Company and its Subsidiaries have not taken any action or omitted to take any action that, if such event, change, occurrence, circumstance, action or omission occurred between the date hereof and Closing, would violate Section 6.1.

3.9 Legal Proceedings. Except as disclosed on Section 3.9(a) of the Company Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened since July 1, 2010, Legal Proceedings against the Company or any of its Subsidiaries that in each case, individually or in the aggregate, has had or, if adversely determined, would reasonably be expected to have a Company Material Adverse Effect. Except as disclosed on Section 3.9(b) of the Company Disclosure Schedule, there is no outstanding Order imposed upon the Company or any of its Subsidiaries or any of their respective assets, except for Legal Proceedings which, if adversely determined, would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. The representations and warranties in this Section 3.9 shall not apply in respect of Environmental Laws, Hazardous Materials or other environmental matters.

3.10 Compliance with Laws; Permits.

(a) Except as set forth on Section 3.10(a) of the Company Disclosure Schedule, the Company and its Subsidiaries are, and at all times since July 1, 2010 have been, in compliance with all Laws applicable to their respective businesses or operations, except where the failure to be in compliance would not have, or reasonably be expected to have, a Company Material Adverse Effect. Except as set forth on Section 3.10(a) of the Company Disclosure Schedule, within the twelve (12) months prior to the date hereof, neither the Company nor any of its Subsidiaries have received any written notice of or been formally charged by or, to the Knowledge of the Company, threatened by a Governmental Authority with the violation of any Laws, except with respect to violations which would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth on Section 3.10(b) of the Company Disclosure Schedule, the Company and its Subsidiaries have obtained and maintained at all times since July 1, 2010 all material Permits that are required for the operation of their respective businesses as presently conducted. Each material Permit held by the Company or Subsidiary thereof is valid, binding and in full force and effect. Neither the Company nor any Subsidiary thereof is in material default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) of any term, condition or provision of any material Permit to which it is a party.

(c) The representations and warranties in this Section 3.10 shall not apply in respect of Environmental Laws, Hazardous Materials or other environmental matters.

3.11 Taxes. Except as otherwise set forth on Section 3.11 of the Company Disclosure Schedule:

(a) All material Tax Returns required to be filed with respect to the Company and its Subsidiaries have been prepared and timely filed, with the appropriate Taxing Authorities, taking into account any extensions of time to file. All such Tax Returns are complete and correct and were prepared in accordance with applicable Laws.

(b) All Taxes due and payable with respect to the Company and its Subsidiaries have been timely paid.

(c) No deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that are still pending.

(d) No extensions of the period for assessment of any Taxes are in effect with respect to the Company or any of its Subsidiaries (other than extensions of time to file Tax Returns obtained in the Ordinary Course of Business).

(e) No Tax Return filed by the Company or any of its Subsidiaries is under current examination or audit by any Taxing Authority.

(f) No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns with respect to a particular Tax that the Company or any of its Subsidiaries is or may be subject to taxation in such jurisdiction, which has not been resolved.

(g) There are no Liens for Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries has participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) or any similar provision of state, local or foreign Law.

(i) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in any distribution of equity intended to qualify under Section 355(a) of the Code within the two (2) year period ending on the date of this Agreement.

(j) Seller, the Company and its Subsidiaries are members of a “selling consolidated group” within the meaning of Treasury Regulation Section 1.338(h)(10)–1(b)(2).

(k) The Company and its Subsidiaries have withheld all material Taxes required to be withheld and timely paid such withheld amounts to the appropriate Taxing Authority.

(l) Neither the Company nor any Subsidiary (i) is a party to nor has any obligation under any tax sharing, tax indemnity or tax allocation arrangement or agreement, or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or by operation of Law, other than as a member of a consolidated, unitary, combined or similar Tax group of which News Corporation (or any predecessor or successor entity, including New News Corporation) is the common parent.

(m) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) an installment sale, open transaction disposition, or any other transaction out of the Ordinary Course of Business, in each case made on or prior to the Closing Date, (ii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign tax Law) entered into on or prior to the Closing Date, (iii) any gain recognition agreement, or (iv) any change in a method of accounting for a taxable period ending prior to or including the Closing Date.

3.12 Real Property; Personal Property.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a list of all real property owned by the Company and its Subsidiaries (the “Owned Real Property”); it being understood that, after the date of this Agreement and prior to the Closing, the Company or any of its Subsidiaries, as applicable, shall have the right to sell, transfer, convey or otherwise dispose of any or all of the Retained Properties. The Company or a Subsidiary thereof has good, valid, marketable and insurable fee simple title to the Owned Real Property and owns all of the Owned Real Property and improvements located thereon free and clear of all Liens, except Permitted Liens.

(b) Section 3.12(b) of the Company Disclosure Schedule sets forth a list of all leases of real property (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”) pursuant to which the Company or any Subsidiary of the Company is the lessee (individually, a “Real Property Lease” and collectively, the “Real Property Leases”). Except as set forth on Section 3.12(b) of the Company Disclosure Schedule, each such Real Property Lease is in full force and effect and is a legal, valid, binding and enforceable obligation of the Company or a Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, of the other party or parties thereto, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equity (regardless of whether considered in a proceeding at law or in equity) or (ii) where the failure to be legal, valid, binding or enforceable would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.12(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary thereof, nor to the Knowledge of the Company, any other party or parties thereto, is in default under any Real Property Lease and, to the Knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a default by the Company or any Subsidiary thereof or, to the Knowledge of the Company, the other party or parties thereto under any Real Property Lease, except, in each case, for defaults that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(c) Except as set forth on Section 3.12(c) of the Company Disclosure Schedule, there is access to public roads, streets or the like or valid perpetual easements over private streets, roads or other private property for ingress to and egress from the Real Property, except as would not materially impair the ability to use such Real Property in the operation of the business of the Company and its Subsidiaries as currently conducted.

(d) There is no pending, or to the Knowledge of the Company, threatened condemnation of any part of the Owned Real Property by any Governmental Authority.

(e) To the Knowledge of the Company, all improvements on the Real Property conform in all material respects to applicable Laws and neither the Company nor any Subsidiary thereof has received any written notice of any violation of such Laws. All improvements on the Real Property are in good condition and repair and have not suffered any casualty or other material damage that has not been repaired in all material respects.

(f) Except as set forth on Section 3.12(f) of the Company Disclosure Schedule:

(i) the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicle and other items of tangible personal property owned, leased or held by the Company and its Subsidiaries, are, (A) in all material respects, adequate for the uses to which they are being put and (B) to the Knowledge of the Company, in all material respects, in good and serviceable condition and repair (ordinary wear and tear excepted), except (in the case of clauses (A) and (B)) for tangible personal property that is obsolete and no longer used by the Company or its Subsidiaries; and

(ii) all inventory is of good and usable quality except for items of below-standard quality that have been written off.

(g) All accounts receivable of the Company and its Subsidiaries reflected in the Company Financial Statements have arisen from bona fide transactions in the Ordinary Course of Business.

3.13 Sufficiency of Assets. Except as set forth on Section 3.13 of the Company Disclosure Schedule, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicle and other items of tangible personal property currently owned or leased by the Company or its Subsidiaries, together with all other properties and assets of the Company and the Subsidiaries (and including the services contemplated to be provided pursuant to the Transition Services Agreement), constitute all of the tangible personal property rights, property and assets necessary to conduct the business of the Company, in all material respects, as of the date hereof.

3.14 Material Contracts.

(a) Section 3.14 of the Company Disclosure Schedule sets forth a true, correct and complete list of all of the following Contracts as of the date hereof (other than any such Contract solely by or between the Company and its Subsidiaries) to which the Company or any Subsidiary of the Company is a party or by which it or any of its assets or properties is bound (collectively, the “Material Contracts”) and has provided Purchaser with copies of (or in the case of Section 3.14(a)(viii) copies of the forms of) all such Material Contracts:

(i) Contracts with each current officer and director, or current employee of the Company or a Subsidiary thereof who receives annual compensation in excess of Two Hundred Fifty Thousand Dollars ($250,000) or which contain any severance, change of control, retention, golden parachute, golden handcuffs or similar provision which will result in a payment obligation for the Company in excess of Fifty Thousand Dollars ($50,000);

(ii) collective bargaining agreements;

(iii) Contracts entered into during three (3) years prior to the date hereof relating to the acquisition by the Company or a Subsidiary thereof of any operating business or the capital stock of any other Person or any contract entered into at any time relating to the acquisition by the Company or a Subsidiary thereof of any operating business or the capital stock of any other Person which contain continuing material obligations of Company or such Subsidiary still in effect;

(iv) Contracts for or relating to the incurrence or existence of Indebtedness, or the making of any material loans to another Person, other than (x) as may be among the Company and its Subsidiaries or (y) as may be among the Company or any of its Subsidiaries, on the one hand, and Seller or any of its Affiliates (other than the Company and its Subsidiaries), on the other hand, for or relating to Indebtedness which will be discharged, terminated or cancelled at or prior to Closing in accordance with the terms of this Agreement;

(v) any Contracts which are expected to involve payment by the Company and its Subsidiaries of more than Fifty Thousand Dollars ($50,000) in the aggregate for any individual Contract in the twelve (12) month period immediately following the Closing Date that are not terminable by the Company or a Subsidiary thereof without penalty on ninety (90) days’ or less notice;

(vi) Contracts granting a right of first refusal, first offer or similar preferential right to purchase or acquire the Company Capital Stock;

(vii) Contracts that, individually, contain any provisions requiring the Company and its Subsidiaries to indemnify any other party thereto for amounts in excess of Fifty Thousand Dollars ($50,000), other than Contracts entered into in the Ordinary Course of Business or that do not differ substantially from the forms of Contracts that the Company has made available to Purchaser;

(viii) Contracts with independent contractors or consultants (or similar arrangements) or freelance arrangements that, in each case, involve payments by the Company or any of its Subsidiaries of more than Fifty Thousand Dollars ($50,000) in the aggregate for any individual Contract in the twelve (12) month period immediately following the Closing Date and that are not cancelable without penalty or further payment and without more than ninety (90) days’ notice;

(ix) license agreements and other Contracts pursuant to which the Company or any of its Subsidiaries is authorized to publish materials supplied by others in future issues of any Publication and which are individually expected to involve payments in excess of Fifty Thousand Dollars ($50,000) and that are not cancelable without penalty or further payment and without more than ninety (90) days’ notice;

(x) joint venture agreements, partnership agreements and the like;

(xi) Contracts (A) pursuant to which the Company or any of its Subsidiaries licenses (including by means of a covenant not to sue, release, immunity or the like) any Owned Intellectual Property to Seller or its Affiliates (other than the Company and its Subsidiaries) or to any third party (other than EULAs) or (B) pursuant to which Seller or its Affiliates (other than the Company and its Subsidiaries) or any third party has licensed (including by means of a covenant not to sue, release, immunity or the like) any Intellectual Property to the Company or any of its Subsidiaries (other than

EULAs or any commercial off-the-shelf software licenses for which the acquisition costs or annual license fee payable during the twelve (12) month period following the date hereof is not expected to exceed $25,000);

(xii) Contracts relating to a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which, after the date hereof, will require payment by the Company or any Subsidiary thereof of amounts in excess of Fifty Thousand Dollars ($50,000); or

(xiii) Contracts for any outsourced operations, including Contracts for or relating to printing, collating, insertion, bagging, distributions, call center, ad production, financial operations or otherwise, which are expected to involve payment by the Company or any Subsidiary thereof of more than Fifty Thousand Dollars ($50,000) in the aggregate for any individual Contract in the twelve (12) month period immediately following the Closing Date that are not terminable by the Company or any Subsidiary thereof without penalty on ninety (90) days’ or less notice.

(b) Except as set forth on Section 3.14(b) of the Company Disclosure Schedule, each Material Contract is in full force and effect and is a legal, valid, binding and enforceable obligation of the Company or a Subsidiary thereof, as the case may be, and, to the Knowledge of the Company, of the other party or parties thereto, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equity (regardless of whether considered in a proceeding at law or in equity) or (ii) where the failure to be legal, valid, binding or enforceable would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.14(b) of the Company Disclosure Schedule, neither Company nor any Subsidiary thereof, nor to the Knowledge of the Company, any other party or parties thereto, is in default under any Material Contract and, to the Knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a default by the Company or any Subsidiary thereof or, to the Knowledge of the Company, the other party or parties thereto or cause or permit the acceleration of or other changes to any right or obligation of the loss of any benefit under any Material Contract, except, in each case, for defaults or other changes that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

3.15 Intellectual Property.

(a) Except as set forth on Section 3.15(a) of the Company Disclosure Schedule, to the Knowledge of the Company all Intellectual Property that is currently used in, or necessary for, the conduct of business operations of the Company and its Subsidiaries is either (i) owned by the Company or its Subsidiaries free and clear of all Liens other than Permitted Liens (such Intellectual Property, “Owned Intellectual Property”), or (ii) validly licensed to the Company or its Subsidiaries (such Intellectual Property, “Licensed Intellectual Property”, and together with the Owned Intellectual Property, the “Company Intellectual Property”), except, in each case, where a failure to so own or license such Company Intellectual Property would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.15(a) of the Company Disclosure Schedule, and

other than pursuant to any Retained Vendor Contract (as defined in the Transition Services Agreement), (i) none of the Intellectual Property, other than open source, shrinkwrap, clickwrap or other commercially available non-customized software, that is currently necessary for and material to the conduct of business operations of the Company or its Subsidiaries is licensed from a third party to Seller or its Affiliates (other than the Company or its Subsidiaries) and (ii) none of the Intellectual Property currently used in or necessary for the conduct of business operations of the Company or its Subsidiaries is owned by Seller or its Affiliates (other than the Company or its Subsidiaries).

(b) Section 3.15(b) of the Company Disclosure Schedule (i) sets forth a list of all Owned Intellectual Property that has been registered with a Governmental Authority or for which the Company or a Subsidiary thereof has a pending application for registration with a Governmental Authority, and specifies the jurisdiction in which each such registration or application for registration has been filed, including the respective registration or application number, (ii) sets forth a list of all unregistered Trademarks that are included in the definition of Owned Intellectual Property that are actively used in and material to the Company’s business, and (iii) sets forth a list of all domain names that are included in the definition of Owned Intellectual Property. Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, all filings and fees required by Law and related to registrations and applications of Owned Intellectual Property have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all registered Owned Intellectual Property is otherwise valid, enforceable and in good standing. Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, all agreements relating to Licensed Intellectual Property are, to the Knowledge of the Company, valid, binding and enforceable between the Company or its Subsidiaries and the other parties thereto, and the Company or its Subsidiaries and to the Knowledge of the Company, the counterparties to such agreements are in material compliance with the terms and conditions of such agreements.

(c) Except as set forth on Section 3.15(c) of the Company Disclosure Schedule, (i) the Company or one of its Subsidiaries exclusively owns all right, title and interest, free and clear of Liens, in and to (A) the Intellectual Property listed in Section 3.15(b)(i) and Section 3.15(b)(iii) of the Company Disclosure Schedule and (B) to the Knowledge of the Company, the Intellectual Property listed in Section 3.15(b)(ii) of the Company Disclosure Schedule or any other unregistered Owned Intellectual Property not required to be listed in Section 3.15(b) of the Company Disclosure Schedule, (ii) neither the Company, nor any of its Subsidiaries, in the current operation of its business, infringes, violates or misappropriates the Intellectual Property of any third party in any material respect (provided that the representation in this clause (ii) is made only to the Knowledge of the Company with respect to unregistered Trademarks used by the Company and its Subsidiaries), (iii) no such claim for infringement, violation or misappropriation is pending in any court or, to the Knowledge of the Company, has been threatened in a written notice delivered to the Company or any of its Subsidiaries or to Seller or its Affiliates in the last two (2) years, and (iv) no claim is pending in any court or Governmental Authority (including the US Patent and Trademark Office and similar non-US offices) or, to the Knowledge of the Company, has been threatened in a written notice delivered to the Company or any of its Subsidiaries or to Seller or its Affiliates in the last two (2) years, challenging the validity or enforceability of any item of Owned Intellectual Property, or the ownership by the Company or its respective Subsidiary of such item.

(d) To the Knowledge of the Company no third party is infringing, violating, or misappropriating any Owned Intellectual Property. Neither the Company nor any of its Subsidiaries have delivered written notice of any such claim for infringement, violation or misappropriation to a third party in the last two (2) years.

(e) Except as set forth on Section 3.15(e) of the Company Disclosure Schedule, all Intellectual Property created or developed by current or former employees of the Company or any of its Subsidiaries or, for or on behalf of the Company or its Subsidiaries, by third parties was either (i) developed by such employees within the scope of their employment and such employees have otherwise validly assigned their rights (that the Company and its Subsidiaries do not already own by operation of law) to the Company or a Subsidiary thereof pursuant to written agreements; (ii) developed by independent contractors or consultants who have validly assigned their rights to the Company or a Subsidiary thereof pursuant to written agreements; or (iii) otherwise acquired by the Company or a Subsidiary thereof from a third party.

(f) The Company and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their material confidential information, including trade secrets. To the Knowledge of the Company, except in the Ordinary Course of Business, in connection with the sale process for the Company or as would not have or reasonably be expected to have a Company Material Adverse Effect, no disclosure has been made by the Company or any Subsidiary thereof to a third party of any material confidential information belonging to the Company or any Subsidiary.

3.16 Employee Benefits Plans.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a list of all of the material pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, employment, severance pay, change in control, retention, vacation, bonus or other incentive plans, all other material employee programs, arrangements or agreements and all other material employee benefit plans or fringe benefit plans, including all “employee benefit plans” as that term is defined in Section 3(3) of ERISA (whether or not subject to ERISA) that are currently adopted, maintained by, sponsored in whole or in part by, or contributed to by the Company or any Subsidiary of the Company for the benefit of present or former employees or directors of the Company and each Subsidiary thereof or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity, or for which the Company or any Subsidiary of the Company could incur a liability (collectively, the “Benefit Plans”).

(b) Except as set forth on Section 3.16(b) of the Company Disclosure Schedule, no Benefit Plan is a defined benefit pension plan (including “multiemployer plans” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA) or promises any pension or post-retirement benefits to employees.

(c) Except with respect to the Retained Plans, for each Benefit Plan sponsored or maintained by the Company or its Subsidiaries, the Company has provided or made available to Purchaser (i) plan documents and summaries, as of the date hereof, of all of the Benefit Plans and (ii) to the extent applicable, the most recent IRS determination letter or request for such determination letter.

(d) With respect to each Benefit Plan, the Company and its Subsidiaries have complied and are now in compliance, in all respects, with all the provisions of ERISA, the Code, all agreements relating to each Benefit Plan and all Laws and regulations applicable to such Benefit Plans and each Benefit Plan has been administered in all material respects in accordance with its terms. Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS. No condition exists that has subjected or would reasonably be expected to subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any material tax, fine, lien or penalty or other material liability imposed by ERISA, the Code or other applicable Laws in connection with any “employee benefit plan” (within the meaning of Section 3(3) of ERISA).

(e) No claim, lawsuit, arbitration or other action has been instituted, or to the Knowledge of the Company, threatened, against any Benefit Plan or its assets. No administrative investigation, audit or other administrative proceeding by any Governmental Authority in connection with any of the Benefit Plans are pending, in progress or, to the Knowledge of the Company, threatened.

(f) Except as set forth on Section 3.16(f) of the Company Disclosure Schedule, the consummation of the Transaction (i) will not give rise to any liability in respect of Business Employees, including liability for severance pay or termination pay, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any Business Employee (whether current, former, or retired) or any beneficiary thereof solely by reason of such Transaction and (ii) will not result in payments under any of the Benefit Plans that (1) would not be deductible under Section 280G of the Code or (2) would result in any excise tax on any employee under Section 4999 of the Code or any other comparable Law.

3.17 Labor.

(a) Except as set forth on Section 3.17(a) of the Company Disclosure Schedule, neither the Company nor any Subsidiary thereof is a party to any labor or collective bargaining agreement in respect of any employee or group of employees of the Company or a Subsidiary thereof. The Company and its Subsidiaries are (i) in compliance with each labor or collective bargaining agreement set forth on Section 3.17(a) of the Company Disclosure Schedule and (ii) have timely made all contributions to each Benefit Plan to which it is obligated to contribute pursuant to such agreements.

(b) Except as set forth on Section 3.17(b) of the Company Disclosure Schedule, (i) there are no, and within the last three (3) years there have been no material strikes, work stoppages, work slowdowns, lockouts, picketing or other similar labor activities pending or, to the Knowledge of the Company, threatened against or involving the Company or any Subsidiary thereof, (ii) there are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or a Subsidiary thereof before a Governmental Authority.

(c) The Company and each Subsidiary thereof is in compliance in all material respects with all applicable Laws respecting employment (including employment practices, terms and conditions of employment and wages and hours), except where the failure to be in compliance would not have or reasonably be expected to have a Company Material Adverse Effect.

(d) Except as set forth in Section 3.17(d) of the Company Disclosure Schedule, the Company has not incurred any Withdrawal Liability as a result of a Withdrawal Liability Event occurring prior to the date hereof and no Withdrawal Liability Event will occur as a result of the occurrence of the Closing of the Transaction (but without giving effect to any actions taken by or at the direction of Purchaser or its Affiliates (including, following the Closing, the Company and its Subsidiaries)).

(e) To the Knowledge of the Company, no Person has undertaken any union organization efforts with respect to the Company or any of its Subsidiaries within the last twelve months.

3.18 Environmental Matters. Except as set forth on Section 3.18 of the Company Disclosure Schedule:

(a) The operations of the Company and its Subsidiaries are, and, for the past five (5) years, have been carried out, in all material respects in compliance with all Environmental Laws.

(b) (i) The Company and its Subsidiaries have obtained all applicable material Permits required by Environmental Law for each of the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) all such material Permits required by Environmental Law for each of the Company and its Subsidiaries to conduct their respective businesses as currently conducted are in full force and effect and (iii) to the Knowledge of the Company, there are no facts or circumstances which would reasonably be expected to lead to any such material Permits being revoked, canceled or modified.

(c) None of the Company or its Subsidiaries nor has released or discharged (as those terms are defined by applicable Environmental Law) any Hazardous Materials into the environment that would violate any applicable Environmental Laws or Permits or require investigation or remediation under Environmental Laws or Permits or would be reasonably likely to result in the Company incurring material liability under Environmental Law.

(d) To the Knowledge of the Company, (i) no Person (other than the Company or its Subsidiaries) has released or discharged (as those terms are defined by applicable Environmental Law) any Hazardous Materials into the environment and (ii) there is no presence of or exposure to Hazardous Materials, in each case at, on or migrating to any Owned Real Property or Leased Real Property, that would violate any applicable Environmental Laws or Permits or require investigation or remediation under Environmental Laws or Permits and, in each case, would be reasonably likely to result in the Company incurring material liability under Environmental Law.

(e) Neither the Company nor any of its Subsidiaries has received written notice of any Legal Proceedings which would reasonably be expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws.

(f) To the Knowledge of the Company, the Company has made available to Purchaser copies of all relevant and material environmental assessments, reports or audits in its possession or control that relate to the Company’s compliance with Environmental Laws or the environmental condition of the Owned Real Property or Leased Real Property, including copies of each of the Phase I environmental assessments listed in Section 3.18(f) of the Company Disclosure Schedule (the “Existing Phase I Reports”).

(g) Section 3.18(g) of the Company Disclosure Schedule lists, to the Knowledge of the Company, all underground storage tanks located at any Owned Real Property or Leased Real Property and their location.

3.19 Privacy; Systems; Security.

(a) Except as disclosed in Section 3.19(a) of the Company Disclosure Schedule, (i) the Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to privacy, data security and data protection, and with published privacy policies or statements concerning data security requirements and privacy policy notice requirements, (ii) the consummation of the Transaction will not violate the terms of any of the Company’s or its Subsidiaries’ privacy policies, statements, notice requirements or, to the Knowledge of the Company, any such applicable privacy Laws, and (iii) to the Knowledge of the Company, no claims or controversies have arisen regarding compliance with such Laws or such privacy policies of the Company or any Subsidiary thereof, as the case may be, or the implementation of such privacy policies that would reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have taken commercially reasonable steps and implemented reasonable security measures to protect information technology systems used in the operation of the business of the Company and its Subsidiaries from unauthorized access or use except where such failure to implement would not have or be reasonably expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practice, except where such failure to implement would not have or reasonably be expected to have a Company Material Adverse Effect.

3.20 Publications; Carriers. Section 3.20(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all publications of the Company and its Subsidiaries currently in publication and published as of the date hereof (the “Publications”). Section 3.20(b) of the Company Disclosure Schedule sets forth, as of December 31, 2012, the number of carriers by market and lists the compensation of each carrier whose compensation is in excess of a rate of Twenty Thousand Dollars ($20,000) per year.

3.21 Transactions With Related Parties; Shared Contracts.

(a) Except as set forth on Section 3.21(a) of the Company Disclosure Schedule, no present officer, director or stockholder of the Company or any of its Subsidiaries, nor any Affiliate of the Company or any of its Subsidiaries (other than the Company and its Subsidiaries) (each a “Related Party”), is currently a party to any transaction or Contract with the Company or any Subsidiary thereof, other than (i) employment or consulting agreements entered into with individuals in the Ordinary Course of Business, (ii) Contracts entered into in the Ordinary Course of Business on an arm’s length basis, and (iii) Shared Contracts (with Shared Contracts being addressed in Section 3.21(b) below).

(b) Section 3.21(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of Contracts to which Seller or any of its Affiliates (other than the Company or its Subsidiaries) is a party which are material to the business of the Company and its Subsidiaries and which also relate to any other businesses of Seller or its Affiliates (other than the Company and its Subsidiaries) (“Shared Contracts”). For the avoidance of doubt, these Contracts shall be retained by Seller or its Affiliates and are not included in the assets of the Company.

3.22 Insurance. All insurance policies with respect to the properties, assets or business of the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid in full. As of the date hereof, neither the Company nor any of its Subsidiaries have received a written notice that would reasonably be expected to be followed by a written notice of cancellation, alteration of coverage or non-renewal of any such insurance policy. There are no claims related to the business of the Company or any Subsidiary pending under any such insurance policies outside the Ordinary Course of Business as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

3.23 Financial Advisors. Except for the Persons set forth on Section 3.23 of the Company Disclosure Schedule (collectively the “Financial Advisors”), the fees, commissions and expenses of which shall be paid by Seller at Closing, no Person has acted, directly or indirectly, as a broker, finder, agent, investment banker or financial advisor for or on behalf of Seller, the Company or its Subsidiaries and no Person other than those Persons set forth on Section 3.23 of the Company Disclosure Schedule is entitled to any fee or commission or like payment from Seller, the Company or its Subsidiaries in connection with the Transaction.

3.24 Limitations on Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III AND ARTICLE IV (EACH AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) AND IN EACH OTHER TRANSACTION AGREEMENT TO WHICH SELLER OR THE COMPANY IS A PARTY, NEITHER SELLER NOR THE COMPANY NOR ANY OTHER PERSON MAKES, OR HAS BEEN AUTHORIZED BY SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES TO MAKE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SELLER, THE COMPANY AND ITS SUBSIDIARIES OR THE TRANSACTION, AND THE COMPANY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SELLER,

ANY AFFILIATE OF SELLER, ANY AFFILIATE OF THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES AND IF MADE, SUCH REPRESENTATION OR WARRANTY MAY NOT BE RELIED UPON BY PURCHASER OR ANY OF ITS AFFILIATES AND REPRESENTATIVES AS HAVING BEEN AUTHORIZED BY SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) AND IN EACH OTHER TRANSACTION AGREEMENT TO WHICH THE COMPANY IS A PARTY, THE COMPANY HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR ANY OF ITS AFFILIATES, INCLUDING ANY INFORMATION MADE AVAILABLE IN ANY ELECTRONIC DATA ROOM HOSTED BY SELLER OR THE COMPANY IN CONNECTION WITH THE TRANSACTION). NEITHER THE COMPANY NOR SELLER MAKES ANY REPRESENTATIONS OR WARRANTIES TO PURCHASER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS CONDUCTED BY THE COMPANY AND ITS SUBSIDIARIES. THE DISCLOSURE OF ANY MATTER OR ITEM IN ANY SCHEDULE SHALL NOT BE DEEMED TO CONSTITUTE AN ACKNOWLEDGMENT THAT ANY SUCH MATTER IS REQUIRED TO BE DISCLOSED. NOTHING IN THIS SECTION 3.24 SHALL LIMIT THE LIABILITY OF ANY PARTY FOR INTENTIONAL FRAUD.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

4.1 Authorization of Agreement. Seller has all requisite power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery of the Transaction Agreements and the consummation of the Transaction contemplated thereby have been duly authorized by all requisite action on the part of Seller. Each of the Transaction Agreements to which Seller is a party has been or will be at or prior to the Closing, duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other parties thereto) each of such Transaction Agreements, when so executed and delivered, will constitute, the legal, valid and binding obligations of Seller, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.2 Company Capital Stock. Seller owns all of the Company Capital Stock free and clear of Liens other than Liens imposed by Purchaser or under applicable securities Laws or which will be discharged at or prior to Closing.

4.3 Conflicts; Consents of Third Parties.

(a) Assuming the making of the filings and the receipt of the consents or waiting period terminations or expirations identified in Section 3.3(b), none of the execution and delivery by Seller of this Agreement or the other Transaction Agreements to which it is a party, the consummation of the Transaction by Seller, or the compliance by Seller with any of the provisions hereof or thereof, conflicts with or will conflict with, or result in any violation of or constitute a breach of or a default (with or without notice or lapse of time, or both) under, or permit the acceleration of any obligation under, or give rise to a right of termination, modification or cancellation under, any provision of (i) the certificate of incorporation, bylaws, partnership agreement or other comparable organizational documents, of Seller or any of its Affiliates; (ii) any Contract or Permit to which Seller or any of its Affiliates is a party or by which any of its or their properties or assets are bound; (iii) any Order of any Governmental Authority applicable to Seller or any of its Affiliates by which any of the properties or assets of Seller or any of its Affiliates are bound; or (iv) any applicable Law, except in each case, where such conflict, violation or default would not have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Seller to perform its obligations under this Agreement.

(b) Except as set forth on Section 3.3(b) of the Company Disclosure Schedule, no Governmental Approval is required on the part of Seller in connection with the execution and delivery by Seller of this Agreement or the other Transaction Agreements to which it is a party, the consummation of the Transaction by Seller or the compliance by Seller with any of the provisions hereof or thereof, except for (i) any filing or termination of the waiting period or other approval required under the HSR Act, (ii) any of the foregoing required under any state securities or “blue sky” laws (if applicable), or (iii) any such other Governmental Approval, the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Seller to perform its obligations under this Agreement.

4.4 Legal Proceedings. There are no pending or, to the knowledge of Seller, threatened since July 1, 2010, Legal Proceedings against Seller or any of its Affiliates that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement. There is no outstanding Order imposed upon Seller or any of its Affiliates or any of their respective assets, except for Legal Proceedings which, if adversely determined, would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement.

4.5 Limitations of Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) AND IN EACH OTHER TRANSACTION AGREEMENT TO WHICH SELLER IS A PARTY, SELLER MAKES NO, NOR HAS ANY OTHER PERSON BEEN AUTHORIZED BY SELLER OR ITS AFFILIATES TO MAKE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SELLER, THE COMPANY OR ANY OF ITS SUBSIDIARIES, THE COMPANY CAPITAL STOCK OR THE TRANSACTION, AND SELLER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SELLER, ANY AFFILIATE OF SELLER, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES AND IF MADE, SUCH REPRESENTATION OR WARRANTY MAY NOT BE RELIED UPON BY PURCHASER OR ANY OF ITS AFFILIATES AND REPRESENTATIVES AS HAVING BEEN AUTHORIZED BY SELLER OR ANY OF ITS AFFILIATES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) AND IN EACH OTHER TRANSACTION AGREEMENT TO WHICH SELLER IS A PARTY, SELLER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR ANY OF ITS AFFILIATES, INCLUDING ANY INFORMATION MADE AVAILABLE IN ANY ELECTRONIC DATA ROOM HOSTED BY SELLER OR THE COMPANY IN CONNECTION WITH THE TRANSACTION). SELLER MAKES NO REPRESENTATIONS OR WARRANTIES TO PURCHASER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS CONDUCTED BY THE COMPANY AND ITS SUBSIDIARIES. THE DISCLOSURE OF ANY MATTER OR ITEM IN ANY SCHEDULE SHALL NOT BE DEEMED TO CONSTITUTE AN ACKNOWLEDGMENT THAT ANY SUCH MATTER IS REQUIRED TO BE DISCLOSED. NOTHING IN THIS SECTION 4.5 SHALL LIMIT THE LIABILITY OF ANY PARTY FOR INTENTIONAL FRAUD.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth on the disclosure schedule delivered by Purchaser to Seller concurrently with entry into of this Agreement and attached to this Agreement as Schedule B (the “Purchaser Disclosure Schedule”) (and provided that disclosure in any section of such Purchaser Disclosure Schedule shall be deemed disclosed with respect to only the corresponding Section of this Agreement and, to the extent it is reasonably apparent from the wording of such disclosure that such disclosure is relevant to any other Section of this Agreement, such other Section of this Agreement), Purchaser hereby represents and warrants as follows:

5.1 Organization. Purchaser is a corporation duly formed, validly existing and in good standing under the laws of the State of Maryland. Purchaser has the corporate, limited liability company or other similar power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is duly licensed or qualified to do business in each jurisdiction in which the nature of its business or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so licensed or qualified would not, individually or in the aggregate, have or reasonably be expected to have a Purchaser Material Adverse Effect.

5.2 Authorization of Agreement. Purchaser and each Affiliate of Purchaser party to this Agreement or any other Transaction Agreement has all requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery of the Transaction Agreements to which it is a party and the consummation of the Transaction have been duly authorized by all requisite corporate, limited liability company or other similar action on the part of Purchaser and each such Affiliate. Each of the Transaction Agreements to which it is a party has been or will be at or prior to the Closing, duly and validly executed and delivered by Purchaser and each such Affiliate and (assuming the due authorization, execution and delivery by the other parties thereto) each of the Transaction Agreements, when so executed and delivered, will constitute, the legal, valid and binding obligations of Purchaser and each such Affiliate, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Section 5.3(a) of the Purchaser Disclosure Schedule, and assuming the making of the filings and the receipt of the consents or waiting period terminations or expirations identified in Section 5.3(b), none of the execution and delivery by Purchaser or its Affiliates of this Agreement or the other Transaction Agreements to which it is a party, the consummation of the Transaction, or compliance by Purchaser or its Affiliates with any of the provisions hereof or thereof conflicts with or will conflict with, or result in any violation of or constitute a breach of or a default (with or without notice or lapse of time, or both) under, or permit the acceleration of any obligation under, or give rise to a right of termination, modification or cancellation under, any provision of (i) the certificate of incorporation or bylaws or other comparable organizational documents, of Purchaser or any of its Affiliates; (ii) any Contract or Permit to which Purchaser or any of its Affiliates is a party or by which any of the properties or assets of Purchaser or any of its Affiliates are bound; (iii) any Order of any Governmental Authority applicable to Purchaser or any of its Affiliates or by which any of the properties or assets of Purchaser or any of its Affiliates are bound; or (iv) any applicable Law, except in the case of clauses (ii), (iii) and (iv), where such conflict, violation or default would not have or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Except as set forth on Section 5.3(b) of the Purchaser Disclosure Schedule, no Governmental Approval is required on the part of Purchaser or any of its Subsidiaries in connection with the execution and delivery by Purchaser of this Agreement or the other Transaction Agreements to which it is a party, the consummation of the Transaction by Purchaser or the compliance by Purchaser with any of the provisions hereof or thereof, except for (i) any filing or termination of the waiting period or other approval required under the HSR Act, (ii) any of the foregoing required under any state securities or “blue sky” laws (if applicable), or (iii) such Governmental Approval, the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.4 Legal Proceedings. There are no pending or, to the knowledge of Purchaser, threatened, Legal Proceedings against Purchaser or any of its Affiliates that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect. There is no outstanding Order imposed upon Purchaser or any of its Affiliates or any of their respective assets, except for Legal Proceedings which, if adversely determined, would not, individually or in the aggregate, have or reasonably be expected to have a Purchaser Material Adverse Effect.

5.5 Financial Capability. Purchaser has, and will have as of the Closing (i) sufficient cash on hand (without giving effect to any unfunded financing regardless of whether any such financing is committed) to pay the Purchase Price and all related fees and expenses in connection with the Transaction, (ii) the resources and capabilities (financial or otherwise) to perform its obligations hereunder, and (iii) has not incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources and capabilities.

5.6 Investment. Purchaser is acquiring the Company Capital Stock for its own account and for investment purposes and not with a view to the distribution thereof. Purchaser acknowledges that the Company Capital Stock has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law and Purchaser must bear the economic risk of its investment in Company Capital Stock until and unless the offer and sale of such Company Capital Stock is subsequently registered under the Securities Act and all applicable state securities laws or an exemption from such registration is applicable. Purchaser has conducted an examination of available information relating to the Company and its business, Purchaser has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating an investment in the Company Capital Stock, and Purchaser can bear the economic risk of an investment in the Company Capital Stock and can afford a complete loss of such investment.

5.7 Solvency. As of the Closing and immediately after giving effect to the Transaction contemplated by this Agreement (including any financing arrangements entered into in connection therewith), (i) the amount of the “fair saleable value” of the assets of each of the Company and its Subsidiaries will exceed (A) the value of all liabilities of the Company and such Subsidiaries, including contingent and other liabilities, and (B) the amount that will be required to pay the probable liabilities of the Company and such Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) each of the Company and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (iii) each of the Company and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due. The Transaction is not being made by Purchaser with the intent to hinder, delay or defraud any present or future creditors of Purchaser, the Company or its Subsidiaries.

5.8 No Other Representations and Warranties; No Reliance; Purchaser Investigation.

(a) Purchaser acknowledges and agrees that, except as expressly set forth in Article III and Article IV and in each other Transaction Agreement to which the Company or Seller is a party, the Company and Seller make no promise, representation or warranty, express or implied, relating to the Company or any of its Subsidiaries, itself, or any of their respective business, operations, assets, liabilities, conditions or prospects or the Transaction, including with respect to merchantability, fitness for any particular or ordinary purpose, or as to the accuracy or completeness of any information regarding any of the foregoing, or as to any other matter, notwithstanding the delivery or disclosure to Purchaser or any of its Affiliates or representatives of any documents, forecasts, projections, statements or other information (whether communicated orally or in writing), and any such other promises, representations or warranties, or liability or responsibility therefor, are hereby expressly disclaimed. In addition, Purchaser acknowledges and agrees that Purchaser has not executed or authorized the execution of this Agreement in reliance upon any promise, representation or warranty not expressly set forth in Article III and Article IV.

(b) Purchaser acknowledges and agrees that (i) Seller has made available to Purchaser, for the purposes of due diligence, material documents, forecasts or other information relating to the Company and its Subsidiaries and the Transaction, and (ii) Purchaser has made its own independent inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, Seller, the Company and its Subsidiaries, the Company Capital Stock and the Transaction and, in making its determination to proceed with the Transaction, Purchaser has relied on the results of its own independent investigation.

5.9 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder, agent, investment banker or financial advisor for Purchaser or its Affiliates and no Person is entitled to any fee or commission or like payment from Purchaser or its Affiliates in connection with the Transaction.

ARTICLE VI

CONDUCT OF BUSINESS

6.1 Conduct of the Company Pending the Closing. From the date of this Agreement until the earlier of the Closing or valid termination of this Agreement pursuant to Article XI, except (i) as set forth on Section 6.1 of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as otherwise expressly contemplated by this Agreement, or (iv) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed, or conditioned, and which will be deemed granted if Purchaser does not respond to a written request for consent within ten (10) Business Days), (1) Seller and the Company shall and shall cause the Company’s Subsidiaries to conduct the business of the Company and its Subsidiaries in the Ordinary Course of Business and use commercially reasonable efforts to preserve intact their respective business organizations and relationships with customers, suppliers and others having material business relationships with the Company and its Subsidiaries and (2) Seller (with respect to the Company and its Subsidiaries) and the Company shall not, and shall cause the Company’s Subsidiaries not to:

(a) repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other equity interests or limited partnership interests or rights or obligations convertible into or exchangeable for shares of capital stock or other equity interests or limited partnership interests or other securities of the Company or its Subsidiaries or declare or pay any non-cash dividends on or make other non-cash distributions in respect of any of its capital stock or other equity interests;

(b) transfer, issue, sell, pledge, encumber or otherwise dispose of any shares of capital stock or other equity interests or rights or obligations convertible into or exchangeable for shares of capital stock or other equity interests of the Company or its Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other equity interests or rights or obligations convertible into or exchangeable for shares of capital stock or other equity interests of the Company or its Subsidiaries;

(c) effect any recapitalization, reclassification or like change in the capitalization of the Company or its Subsidiaries;

(d) amend the certificate of incorporation, bylaws, partnership agreement or comparable organizational documents of the Company or its Subsidiaries;

(e) (A) incur or assume any Indebtedness, or mortgage or pledge any properties or assets (whether tangible or intangible) of the Company or its Subsidiaries (other than among the Company and its Subsidiaries), or create or suffer to exist any Lien thereupon, other than Permitted Liens, or (B) make any loans or advances to any other Person (other than among the Company and its Subsidiaries), except in each case in the Ordinary Course of Business or to the extent any such Indebtedness, loans or advances are incurred to or from one or more Affiliates of the Company and will be discharged at or prior to Closing;

(f) (A) acquire (by merger, consolidation or acquisition of equity interests or assets) any corporation, limited liability company, partnership or other business organization or division thereof or (B) sell, lease or otherwise dispose of material assets or securities (other than the Retained Properties), except in the Ordinary Course of Business;

(g) settle or compromise any material claim, action, suit, proceeding or investigation other than in the Ordinary Course of Business that (i) involves only the payment of money and does not exceed Fifty Thousand Dollars ($50,000) individually or (ii) that has become due and payable prior to the date hereof;

(h) enter into any commitment for or incur capital expenditures of the Company or its Subsidiaries in excess of Fifty Thousand Dollars ($50,000) for all commitments and expenses in the aggregate, other than to replace or repair obsolete, worthless or damaged assets;

(i) other than in the Ordinary Course of Business, knowingly and intentionally take any action to convert any asset of the Company or any of its Subsidiaries that would not otherwise have been included as a current asset in the calculation of Working Capital into an asset that would be included as a current asset in the calculation of Working Capital if such converted asset continued to be held by the Company or one of its Subsidiaries at the Closing, including (i) taking any action or omitting to take any action outside the Ordinary Course of Business for the principal purpose of conserving cash and cash equivalents or (ii) selling, exchanging, leasing, licensing or otherwise disposing of any material assets of the Company or any of its Subsidiaries (other than the Retained Properties) outside the Ordinary Course of Business;

(j) other than in Ordinary Course of Business and other than with respect to the Retained Properties, (i) transfer, sell, lease, sublease, or otherwise grant any right to use or occupy and of the Owned Real Property, (ii) acquire, lease, sublease or otherwise enter into any agreement to use or occupy any real property or (iii) amend or modify in any material respect, terminate, extend or renew any Real Property Lease;

(k) file any material amendment to a non-income Tax Return, enter into any material closing agreement with respect to non-income Taxes, settle or compromise any material claim or assessment in respect of Taxes, or consent in writing to any extension or waiver of the statutory period of limitation applicable to any material claim or assessment in respect of non-income Taxes;

(l) (i) grant any new incentive compensation award or materially increase the compensation, bonus or benefits payable or to become payable to any Business Employee; or (ii) enter into any new or materially amend or terminate any Benefit Plans, except in each case in the Ordinary Course of Business, or as may be required by an existing employment Contract;

(m) enter into any new or amend any existing employment, severance, change in control, retention, termination, or similar agreement with any current or former directors, officers, employees or consultants of the Company or any Subsidiary;

(n) enter into any agreement, arrangement or commitment that limits or otherwise restricts the Company, any of its Subsidiaries or any of their respective post-Closing Affiliates from engaging or competing in any line of business;

(o) transfer, pledge, license, abandon or fail to maintain or renew any Owned Intellectual Property, except any transfers between the Company and a Subsidiary or between Subsidiaries, and any non-exclusive licenses to end users in the Ordinary Course of Business;

(p) other than in the Ordinary Course of Business, permit the Company or any of its Subsidiaries to enter into, materially amend or terminate any Material Contract;

(q) change any of the Company’s or its Subsidiaries methods of accounting or methods of reporting income or deductions for accounting practice or policy, except in each case as required by applicable Law or GAAP or to correspond with any of the foregoing occurring at the Company’s ultimate parent company; or

(r) enter into any agreement or otherwise make a commitment to do anything prohibited by this Section 6.1.

For the avoidance of doubt, nothing contained in this Section 6.1 shall prohibit any dividends or other distributions of cash (or any cash sweeps or similar treasury functions to transfer cash) from the Company’s Subsidiaries to the Company or from the Company to Seller.

6.2 Transfer of Retained Properties. Prior to the Closing, Seller shall take, and shall cause the Company and its Subsidiaries to take, all actions, and do or cause to be done, all things reasonably necessary, under applicable Law, so as to consummate at or prior to the Closing the transfer of the Retained Properties to Seller, an Affiliate of Seller or to an unrelated third party.

6.3 Notice; Effect of Notice. Prior to the Closing, the Company shall notify Purchaser, and Purchaser shall notify Seller, promptly in writing if to the Knowledge of the Company or to the knowledge of Purchaser there occurs any event, transaction or circumstance that causes any covenant or agreement of the Company, Seller or Purchaser, as the case may be, to be breached or that renders untrue any representation or warranty of the Company, Seller or Purchaser, as the case may be, contained in this Agreement, in each case such that it would result in a failure of the conditions set forth in Article VIII, as applicable; provided, however, that no such notice shall have any effect on Seller’s or Purchaser’s, as the case may be, (a) ability to assert the failure of any conditions to their obligation to close set forth in Article VIII or (b) right to indemnification pursuant to Article IX.

6.4 Control of Business. Purchaser acknowledges and agrees on behalf of itself and its Affiliates that: (a) nothing contained in this Agreement shall give Purchaser or its Affiliates, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, (b) prior to the Closing, the Company’s management and board of directors and stockholder shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over the Company’s operations, and (c) notwithstanding anything to the contrary set forth in this Agreement, no consent of Purchaser shall be required with respect to any matter set forth in Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent, would as determined by the Company’s counsel violate any applicable Law (provided that Purchaser shall be notified of such matter).

6.5 Financial Statements. Until the Closing, the Company shall continue to prepare financial statements in the Ordinary Course of Business and shall provide Purchaser copies thereof as soon as practicable after the preparation thereof (and no later than such time as such financial statements are provided to Seller or Seller’s parent company).

6.6 Alternative Transactions. Seller agrees that from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement, it shall not, and shall cause its Affiliates and representatives not to, directly or indirectly, other than pursuant to the terms of this Agreement, (a) enter into any negotiations, discussions or agreements with any third parties, other than Purchaser and its representatives, with respect to an Alternative Transaction (other than responding to unsolicited inquires to inform such persons that Seller is currently under contract with respect to the Transaction), or (b) solicit, accept, approve or facilitate any proposals or offers from any third parties, other than Purchaser and its representatives, with respect to an Alternative Transaction.

ARTICLE VII

COVENANTS

7.1 Access to Information.

(a) From the date of this Agreement until the earlier of the termination of this Agreement or the Closing Date, upon reasonable prior notice, subject to Section 7.1(c), and except as determined by the Company in good faith to be appropriate to ensure compliance with any applicable Laws and, except as determined by the Company in good faith to reasonably be expected to violate the attorney-client privilege or other legal privilege, and contractual confidentiality obligations, the Company shall and shall cause its Subsidiaries and its representatives to afford the representatives of Purchaser and its Affiliates reasonable access, during normal business hours, to the offices, properties, books and records of the Company and its Subsidiaries as Purchaser may from time to time reasonably request upon reasonable advance notice; provided, however, that (i) such access shall be conducted during normal business hours under the supervision of the Company’s personnel and in such a manner so as not to unreasonably interfere with the business or operations of the Company, Seller or any of its Affiliates; (ii) the auditors and accountants of the Company or any of its Subsidiaries shall not be obligated to make any work papers (to the extent extant) available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants; (iii) if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with this Section 7.1(a) shall be subject to applicable rules relating to discovery; and (iv) any access to the Company’s properties shall be subject to the Company’s reasonable security and insurance measures and shall not include the right to conduct any environmental testing, sampling or intrusive investigations of any kind. Notwithstanding anything to the contrary set forth herein, prior to the Closing, without the prior written consent of the Company, which may be withheld for any reason, Purchaser shall not contact any suppliers to, or customers of, the Company or any of its Subsidiaries.

(b) From and after the Closing Date, in connection with any reasonable business purpose, including the determination of any matter relating to the rights or obligations of Seller or the Company under this Agreement, upon reasonable prior notice and except as determined by the Company in good faith to be appropriate to ensure compliance with any applicable Laws and, except as determined by the Company in good faith to reasonably be expected to violate the attorney-client privilege or other legal privilege, and contractual confidentiality obligations, Purchaser shall, and shall cause its Subsidiaries and its representatives to, (i) afford the representatives of Seller and its Affiliates reasonable access, during normal business hours, to the offices, properties, books and records of Purchaser and its Subsidiaries in respect of the Company as Seller may from time to time reasonably request upon reasonable advance notice, and (ii) make available to the representatives of Seller and its Affiliates the employees of Purchaser and its Subsidiaries in respect of the Company whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist Seller in connection with Seller’s inquiries for any of the purposes referred to above, including the presence of such Persons as witnesses in hearings or trials for such purposes, as Seller may from time to time reasonably request upon reasonably advance notice; provided, however, that (A) such access and requests shall not unreasonably interfere with the business or operations of Purchaser or any of its Affiliates; (B) that the auditors and accountants of Purchaser or its Affiliates shall not be obligated to make any work papers (to the extent extant) available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants; and (C) that if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with this Section 7.1(b) shall be subject to applicable rules relating to discovery.

(c) Notwithstanding anything in this Agreement to the contrary, neither Seller nor the Company shall be required, prior to the Closing, to disclose, or to cause to be disclosed, to Purchaser or its Affiliates or representatives (or to provide, or to cause to be provided, access to any offices, properties, books or records of Seller, the Company or any of their respective Affiliates that could result in the disclosure to such Persons or others of) any confidential information relating to non-public customer personal data, nor shall Seller or the Company be required to permit, or to cause others to permit, Purchaser or its Affiliates or representatives to have access to or to copy or remove from the offices or properties of Seller, the Company or any of their respective Affiliates any documents, drawings or other materials that might reveal any such confidential information.

(d) From and after the date hereof through the Closing, and in a manner consistent with applicable Law, the Parties shall cooperate with one another and use (and shall cause their respective Subsidiaries and Affiliates to use) their commercially reasonable efforts to plan and prepare for the provision of the services contemplated by, and to facilitate the completion of tasks and services in accordance with the timeframes specified in, the Transition Services Agreement, including in connection with Purchaser’s development of the migration plan contemplated to be delivered pursuant to the Transition Services Agreement.

(e) No information or knowledge obtained in any investigation by Purchaser or Seller shall have any effect on Seller’s or Purchaser’s, as the case may be, (a) ability to assert the failure of any conditions to their obligation to close set forth in Article VIII or (b) right to indemnification pursuant to Article IX.

7.2 Cooperation; Filings and Approvals.

(a) Subject to the terms and conditions of this Agreement, the Parties shall cooperate with one another and use (and shall cause their respective Subsidiaries and Affiliates to use) their respective commercially reasonable efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transaction, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including, any required filings under the HSR Act), and (ii) obtain all approvals, consents, registrations, Permits, authorizations and other confirmations from any Governmental Authority or other Person (other than a Governmental Authority) necessary, proper or advisable to consummate the Transaction; provided that neither Seller nor the Company shall be obligated to pay any consideration to any Person (other than mandatory filing fees in connection with filings under the HSR Act and any other applicable per-merger filing rules) from whom any such approval, consent, registration, Permit, authorization or other confirmation is requested. For the avoidance of doubt, the obtaining of any such approval, consent, registration, Permit, authorization or other confirmation is not a condition to Closing unless expressly set forth in Article VIII.

(b) In furtherance and not in limitation of the foregoing, (i) each of the Company and Purchaser agrees to make, or have its ultimate parent entity make, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transaction as promptly as practicable following the date of this Agreement, (but in no event later than ten (10) Business Days from the date of this Agreement), and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its commercially reasonable efforts to take, or cause to be taken, all other actions consistent with this Section 7.2 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) to the extent that any pre-merger filings are required in any other jurisdictions, each of the Company and Purchaser agrees to make, or have its ultimate parent entity make, such filings as promptly as practicable following the date of this Agreement and to supply as promptly as practicable any additional information and documentary materials that may be required by a Governmental Authority in connection with such required filings and use its commercially reasonable efforts to obtain clearance or waiting period expirations or terminations from such Governmental Authority with respect to the Transaction as promptly as practicable. The Parties further agree that, except for filings required from each Party under the HSR Act, (x) Purchaser will take the lead in making any and all filings with any Governmental Authority that are required under applicable pre-merger filing rules (including merger notification or control Laws, other applicable antitrust or fair trade Laws or any investment act Laws), (y) Seller will reasonably cooperate with Purchaser in making such filings, and (z) Purchaser and Seller will, or will cause their respective Affiliates to, supply as promptly as practicable any additional information and documentary material that may be requested by a Governmental Authority pursuant to such filings and use their respective commercially reasonable efforts to take, or cause to be taken, all other actions consistent with this Section 7.2 necessary to cause the expiration or termination of the applicable waiting periods under such filings or the receipt of approvals under such filings as promptly as practicable and, in any event, prior to the Outside Date. Purchaser and Seller shall each be responsible for one-half of all mandatory filing fees in connection with filings under the HSR Act and any other applicable pre-merger filing rules.

(c) Subject to its obligations pursuant to this Section 7.2, Purchaser shall have sole control over the process of obtaining any consents, permits, authorizations or approvals of, and making any filings, notifications or registrations with, Governmental Authorities as may be required under any antitrust, trade regulation, competition, communications, foreign investment or other Law applicable to the Transaction Agreements or the Transaction, provided, that each Party shall request early termination of the waiting period under the HSR Act. Upon request of Purchaser, the Company and Seller shall reasonably cooperate with Purchaser to assist in defending any investigation or other inquiry by or before a Governmental Authority relating to the Transaction, including any proceeding initiated by a private party, and to have vacated, lifted, reversed or overturned any resulting order (whether temporary, preliminary or permanent), that materially impairs or delays the consummation of the Transaction. Each of Seller, the Company and Purchaser, as applicable, shall use its commercially reasonable efforts to keep the others informed in all material respects and on a current basis of any material communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Transaction. To the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Authority regarding the Transaction shall include representatives of all Parties. Subject to applicable Law, the Parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and proposals made or submitted to any Governmental Authority regarding the Transaction by or on behalf of any Party. The Parties may, as they deem advisable and necessary, designate any competitively or commercially sensitive materials provided to the other under this Section 7.2(c) or otherwise as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials.

(d) In connection with and without limiting the obligations set forth in this Section 7.2, Purchaser agrees to take all actions as may be required by any Governmental Authority to consummate the Transaction as expeditiously as possible, including (i) to sell, license or otherwise dispose of, or to hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of the Company and its Subsidiaries or, following the Closing, Purchaser and its Affiliates (including the Company and its Subsidiaries), (ii) terminate, amend or assign existing relationships and contractual rights and obligations of the Company or any of its Subsidiaries or of Purchaser or any of its Affiliates, (iii) amend, assign or terminate existing licenses or other agreements of the Company or any of its Subsidiaries or of Purchaser or any of its Affiliates and enter into such new licenses or other agreements, (iv) litigate (or defend) against any administrative or judicial action or proceeding (including any proceeding seeking a temporary restraining order or preliminary injunction) challenging the Transaction as violative of any Law, or (v) take any action required by a Governmental Authority as a condition to terminate an applicable waiting period or otherwise approve the Transaction without challenge. All such efforts shall be unconditional and shall not be limited by any lesser standard of efforts used in this Agreement, and no actions taken pursuant to this Section 7.2(d) shall be considered for purposes of determining whether any Company Material Adverse Effect has occurred or may occur. Purchaser shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transaction.

7.3 Confidentiality. Purchaser acknowledges that the information provided to Purchaser and its representatives in connection with this Agreement (including Section 7.1 hereof) and the Transaction is subject to the terms of the Confidentiality Agreement, dated February 26, 2013, by and between GateHouse Media, Inc. and the Seller Guarantor (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. The Parties and the Seller Guarantor acknowledge and agree that the Confidentiality Agreement shall be terminated effective as of the Closing.

7.4 Preservation of Records; Cooperation with Financial Statements.

(a) Purchaser agrees to preserve and keep the records held by Purchaser relating to the businesses of the Company and its Subsidiaries for a period of seven (7) years from the Closing Date and shall make such records and personnel available to Seller as may be reasonably requested in connection with, among other things, any insurance claims by, Legal Proceedings (other than Legal Proceedings between Seller, on the one hand, and Purchaser, on the other hand, related to this Agreement, or the Transaction) or tax audits against or governmental investigations of the Company or any of its Subsidiaries or in order to enable Seller to comply with its obligations under this Agreement and each other Transaction Agreement.

(b) Following the Closing, Purchaser shall cause the Company and its employees to use commercially reasonable efforts to assist Seller with closing and consolidating the books of Seller and its Affiliates for the fiscal period(s) in which the Closing occurs in a manner consistent with the level of such services historically provided by Company and its employees to Seller and its Affiliates prior to the Closing, including preparing and submitting to Seller the Company’s month-end accounts for the month prior to the Closing Date and the month in which the Closing Date occurs consistent with past practice. Additionally, for a period of six (6) months following the Closing, Purchaser shall use commercially reasonable efforts to cause the Company’s employees to be available to respond to inquiries and provide reasonable assistance as requested by Seller following the Closing in connection with such closing and consolidating the books of Seller and its Affiliates; provided, that such assistance shall be provided in a manner designed to minimize any disruption to the operations of the Company and its Subsidiaries and shall in any event be provided during reasonable business hours. Seller shall reimburse the Company upon demand for any and all out-of-pocket expenses actually incurred by the Company and its Subsidiaries in complying with the provisions of this Section 7.4(b).

(c) If, in order to properly prepare documents to be filed with any Governmental Authority, it is necessary that any Party hereto be furnished with additional information relating to the Company and its Subsidiaries and such information is in possession of any of the other Parties hereto or its Affiliates, such Party or Parties agree to use its/their commercially reasonable efforts to furnish such information to the requesting Party at the sole cost and expense to the requesting Party. At any time after the Closing, except to the extent otherwise noted, each of Seller, on the one hand, and Purchaser on the other hand, shall, to the extent reasonably requested by the other, the Company or its Subsidiaries shall use their respective commercially reasonable efforts to (i) cooperate in preparing responses or other materials for any audits by or disputes with any Governmental Authority, (ii) cooperate in the preparation of audited financial statements to the extent they relate to, incorporate or rely upon any information regarding the Company and its Subsidiaries including providing relevant work papers, (iii) make available information, records and documents relating to Taxes relating to the Company and its Subsidiaries and (iv) furnish copies of correspondence received from any Governmental Authority in connection with any audit or information request relating to the Company and its Subsidiaries.

(d) Following the date hereof, Seller shall use commercially reasonable efforts to prepare and/or obtain, as applicable, and deliver to Purchaser as promptly as practicable (and intended to be completed on or before September 4, 2013 (although Seller shall have no liability to Purchaser or Company or any of their Affiliates as a result of such intended date not being met so long as Seller shall have used commercially reasonably efforts to meet such intended date)) (i) financial statements of the Company as of and for the fiscal years ended July 3, 2011, July 1, 2012 and June 30, 2013 (and any required interim statements during such periods provided, that such interim statements will be prepared as promptly as practicable following completion of the audit) meeting the requirements applicable to a registrant pursuant to Regulation S-X promulgated under the Securities Act, and (ii) an unqualified audit opinion in accordance with GAAP from Ernst & Young LLP (or such other registered independent accounting firm as Purchaser and Seller shall mutually agree) (the “Accounting Firm”) with respect to such financial statements (but not for any interim statements), and Purchaser shall, and following the Closing shall cause the Company and each of its Subsidiaries to, use their respective commercially reasonable efforts to provide such cooperation as is reasonably requested by Seller in connection with the foregoing. In addition, Seller shall use commercially reasonable efforts to provide such cooperation and assistance as is reasonably requested by Purchaser in connection with (A) the receipt of any consent of the Accounting Firm that may be required for the inclusion of the Accounting Firm’s audit opinion in one or more reports or registration statements that may be filed by Purchaser or its Affiliates with the SEC and (B) Purchaser’s preparation of any pro-forma financial statements or other financial information that may be required to be filed by Purchaser or its Affiliates under applicable SEC rules and regulations. In connection with Seller’s performance under this Section 7.4(d) and the preparation of such financial statements and obtaining audit opinions, Purchaser shall cause the Company and each of its Subsidiaries, following the Closing, to use their respective commercially reasonable efforts to provide such data and financial information with respect to the Company in the possession of Purchaser or the Company or its Subsidiaries and provide Seller and its representatives with reasonable access to the individuals with knowledge of such data and financial information, in each case as may be necessary or as may be required by Law in connection with the preparation of such financial statements and obtaining such audit opinion. Without limiting the foregoing, Purchaser shall cause the Company, promptly following the request of the Accounting Firm, to use commercially reasonable efforts to cause to be delivered to the Accounting Firm a representation letter with respect to the aforementioned financial statements in such form as may be reasonably requested by the Accounting Firm and as is reasonably acceptable to the signatory thereof. In the event that the Company is unable to cause such a representation letter to be delivered to the Accounting Firm, Seller shall use its commercially reasonable efforts to cause such representation letter to be delivered to the Accounting Firm. In addition to the Accounting Firm, Seller shall be permitted to retain such accountants, consultants and other advisers (together with the Accounting Firm, the “Audit Representatives”) as Seller reasonably determines are necessary in order to assist in the preparation of financials statements and obtaining the audit opinion contemplated by this Section 7.4(d). Purchaser shall pay to Seller an amount of $600,000 (the

“Audit Fees Advance”) as an advance on the fees and/or expenses incurred in connection with Seller’s compliance with this Section 7.4(d) on the date hereof; provided that, in lieu of an actual payment by Purchaser of such amount, Seller shall credit $600,000 of the Exclusivity Payment received by Seller from Purchaser in satisfaction of such Audit Fees Advance (the remaining $1,400,000 of the Exclusivity Payment after such credit being referred to as the “Remaining Exclusivity Payment”). Seller shall set-off the initial fees or expenses incurred in connection with this Section 7.4(d) (including any fees and expenses of Audit Representatives) against the Audit Fees Advance and thereafter Purchaser shall, promptly upon request by Seller, reimburse Seller for all out-of-pocket costs and expenses incurred by Seller, its Affiliates, or their respective officers, employees, representatives and advisors, and prior to the Closing, the Company, its Subsidiaries or their respective officers, employees, representatives and advisors in connection with this Section 7.4(d) including, for the avoidance of doubt, all fees, costs and expenses of the Accounting Firm and other Audit Representatives. Purchaser shall indemnify and hold harmless Seller, its Affiliates, the Company, its Subsidiaries and each of their respective officers, employees, representatives and advisors from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them arising out of or in connection with this Section 7.4(d), including as may arise out of or in connection with the use of any information or data provided pursuant to this Section 7.4(d). Following the Closing and until such time the financial statements and audit opinion contemplated by this Section 7.4(d) have been obtained such that Seller has no further obligations pursuant to this Section 7.4(d), Purchaser shall, and shall cause the Company to, use commercially reasonable efforts to (i) retain or hire, as applicable, the individuals set forth on Section 7.4(d) of the Company Disclosure Schedule (collectively, the “Audit Personnel”), whether through employment or consultancy arrangements, each of whom the Parties acknowledge are considered necessary for Seller to comply with its obligations hereunder and (ii) cause the Audit Personnel to provide such cooperation and assistance as is reasonably requested by Seller in connection with the preparation of financials statements and obtaining the audit opinion contemplated by this Section 7.4(d).

7.5 Publicity. None of Seller and the Company, on the one hand, or Purchaser and its Affiliates, on the other hand, shall issue any press release or public announcement concerning this Agreement, the other Transaction Agreements or the Transaction or make any other public disclosure or disclosure to any employee of the Company or any of its Subsidiaries containing or pertaining to the terms of this Agreement (except that the foregoing shall not prohibit disclosure of the existence of the Transaction itself), including in any Company-wide communications and in the contents of any script for any group Transaction-related meeting with employees of the Company or any of its Subsidiaries, without obtaining Seller’s or Purchaser’s, as applicable, prior written approval, which approval will not be unreasonably withheld or delayed; provided that this Section 7.5 shall not prohibit (or require consent of the other Party in respect of) (A) disclosure consistent with (and no more expansive than) press releases or other disclosure previously made in accordance with this Section 7.5 or (B) disclosure which, in the judgment of the Party seeking to disclose, is otherwise required by applicable Law or by the applicable rules of any stock exchange on which such disclosing Party lists securities, provided that, to the extent any disclosure is required by applicable Law or stock exchange rule, the Party intending to make such disclosure shall use its commercially reasonable efforts consistent with applicable Law or stock exchange rule to consult with Seller or Purchaser, as applicable, with respect to the text thereof.

7.6 Related Party Arrangements; Intercompany Accounts. Effective as of immediately prior to Closing, the Contracts, loans, investments and inter-company balances set forth on Section 7.6(a) of the Company Disclosure Schedule and existing between the Company or its Subsidiaries on the one hand, and Seller or any Affiliate thereof (other than the Company or its Subsidiaries), on the other hand, shall be terminated, forgiven or settled without liability, including by way of capital contribution or by way of dividend in kind or otherwise as determined by Seller.

7.7 Employee Benefit Matters. Each of the Parties hereto agrees to comply with the provisions set forth on Schedule C that provide for certain employee-related matters and other obligations of the Parties as are set forth therein.

7.8 Termination of Rights to the Seller Names and Marks. Purchaser acknowledges and agrees that as between Purchaser, on the one hand, and Seller and its Affiliates, on the other hand, all right, title and interest in and to the Seller Names and Marks are owned exclusively by Seller and its Affiliates. Purchaser and its Affiliates shall not have any rights in or to any Seller Names and Marks, and Purchaser and its Affiliates shall not use any Seller Names or Marks (except as set forth in this paragraph). Neither Purchaser nor any of its Affiliates shall contest the ownership or validity of any rights of Seller or any of its Affiliates in or to any of the Seller Names and Marks. After the Closing Date, Purchaser and its Affiliates will not expressly, or by implication, do business as or represent themselves as having any affiliation, connection or other association with Seller or any of its Affiliates, except that nothing in this Section 7.8 shall prevent Purchaser and its Affiliates from referencing the names of Seller and/or Seller Guarantor in order to describe, in a narrative historical and factual manner, the acquisition of the Company and its Subsidiaries from Seller. Furthermore, Purchaser acknowledges and hereby agrees that (a) the rights of the Company and its Subsidiaries to any of the Seller Names and Marks pursuant to the terms of any trademark agreements between Seller and its Affiliates, on the one hand, and the Company and its Subsidiaries, on the other hand, shall terminate on the Closing Date; (b) within ten (10) Business Days following the Closing Date, Purchaser shall have taken whatever actions are necessary to change the name of the Company and its Subsidiaries to eliminate all references to any Seller Names and Marks (to the extent any such references exist as of the Closing Date); and (c) except as permitted by any ancillary agreement, promptly following the Closing Date, but in no event later than ten (10) days following the Closing Date, Purchaser and its Affiliates shall use commercially reasonable efforts to cease and discontinue all uses (other than internal uses within the Company or its Subsidiaries or uses otherwise not visible to third parties) of the Seller Names and Marks, either alone or in combination with other words, on any and all items and materials of the Company and its Subsidiaries, including any websites, Internet domain names, vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software and other business documents and materials (to the extent any such uses exist as of the Closing Date); provided, however, that the foregoing obligation shall only apply to such items and materials that, as of the Closing Date, are within the control of Purchaser or its Affiliates.

7.9 Intellectual Property Matters. Following the Closing, Seller shall not, and shall cause Seller’s Affiliates not to (i) disclose, exploit or make use of any part of the Owned Intellectual Property, or (ii) challenge or interfere with Purchaser’s efforts to perfect or enforce the Owned Intellectual Property or to register any currently unregistered Owned Intellectual

Property; provided, that nothing in this Section 7.9 shall prevent Seller and / or Seller Guarantor from referencing the names of Purchaser, the Company or any of its Subsidiaries in order to describe, in a narrative historical and factual manner, the sale of the Company and its Subsidiaries by Seller.

7.10 Contact with Customers, Suppliers and Other Business Relations. Purchaser hereby agrees that, except as contemplated by this Agreement, they are not authorized to and shall not (and shall not permit any of their representatives, employees or Affiliates to) contact any employee, tenant, landlord, customer, supplier, distributor or other business relation of the Company or any of its Subsidiaries regarding the Transaction prior to the Closing without the prior written consent of Seller which consent, to the extent relating to a request to contact a Continuing Business Employee, shall not be unreasonably withheld so long as (i) Purchaser provides Seller with reasonable prior notice and (ii) such contact shall be conducted during normal business hours under the supervision of Seller’s personnel (unless the prior written consent of Seller for such contact includes therein the permission for such contact to take place without such supervision). Seller shall be given the reasonable opportunity to participate in discussions and meetings with, and copied on all correspondence of, Purchaser or its representatives, employees or Affiliates and any employee, tenant, landlord, customer, supplier, distributor or other business relation of the Company or any of its Subsidiaries prior to Closing.

7.11 Insurance. From and after the Closing, the Company and its Subsidiaries shall cease to be insured by Seller’s or any of its Affiliates’ insurance policies or any of their self-insured programs. From and after the Closing, Seller shall be responsible for the administration and payment of all claims arising prior to the Closing made under any of Seller’s or any of its Affiliates’ insurance policies or any of their self-insured programs (the “Retained Insurance Claims”). Nothing herein limits Seller’s obligations with respect to the matters set forth on Schedule C.

7.12 Resignations. Except as set forth on Section 7.12 of the Company Disclosure Schedule, the Company shall use commercially reasonable efforts to cause to be delivered to Purchaser duly signed resignations, effective as of the Closing, of all directors of the Company and each Subsidiary or shall use commercially reasonable efforts to take such other action as is necessary to accomplish the removal of such persons from such positions.

7.13 Covenant Not to Compete; Confidentiality. Each of the Parties hereto agrees to comply with the provisions set forth on Schedule D that provide for certain non-competition, confidentiality and other obligations of the Parties as are set forth therein.

7.14 Release. Except for the rights and remedies in respect of this Agreement and the other Transaction Agreements, effective upon the Closing, each of Seller and the Seller Guarantor, on behalf of itself and each of its Subsidiaries hereby irrevocably and unconditionally releases and forever discharges the Company and each of its Subsidiaries from any and all claims, charges, complaints, causes of action, damages, agreements and liabilities of any kind or nature whatsoever, whether known or unknown and whether at law or in equity, arising from conduct occurring prior to the Closing, including those relating to or arising out of Seller’s ownership of the Company Capital Stock; provided that the foregoing shall not affect the rights and obligations of the parties pursuant to Article IX hereof.

7.15 Casualty. If, between the date of this Agreement and the Closing Date, there shall occur any physical damage to or destruction of, or theft of similar loss of, any of the tangible assets of the Company or any of its Subsidiaries (a “Casualty Loss”), then the amount of any insurance proceeds (net of collection and any other applicable costs) paid to the Company and its Subsidiaries in respect of any such Casualty Losses shall (a) not be included in the calculation of Working Capital for any purpose under this Agreement and (b) notwithstanding anything to the contrary in this Agreement (including Section 6.1), not be paid by the Company as a dividend or otherwise distributed to Seller.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions Precedent to Obligation of the Parties. The respective obligation of each Party hereto to consummate the Transaction is subject to the satisfaction or waiver, in writing, on or prior to the Closing Date of the following conditions:

(a) there shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transaction; provided that prior to asserting the failure of this condition the Party asserting its failure shall not be entitled to rely on the failure of this condition to be satisfied if such Order was initiated by such Party or an Affiliate of such Party; and

(b) (i) all waiting periods and other approvals applicable to the Transaction under the HSR Act shall have expired or been earlier terminated, and (ii) all other Governmental Approvals or consents necessary for consummation of the Transaction shall have been obtained or made and be in effect at the Closing Date, except for any such Governmental Approvals or consents, the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

8.2 Conditions Precedent to Obligation of Purchaser. The obligation of Purchaser to consummate the Transaction is further subject to the satisfaction or waiver, in writing, on or prior to the Closing Date of the following conditions:

(a) the representations and warranties of the Company and Seller (i) set forth in Sections 3.1, 3.2, 3.4, 3.8(b), 4.1 and 4.2 shall be true and correct in all respects and (ii) set forth in this Agreement other than those listed in clause (i) shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein), in each case as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct only as of such particular date), except in the case of clause (ii) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and Purchaser shall have received a certificate signed by an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect;

(b) the Company and Seller shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date, and Purchaser shall have received a certificate signed by an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect;

(c) since the date of this Agreement, there shall not be or have been any event, change, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing, and Purchaser shall have received a certificate signed by an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect;

(d) the Company and/or Seller, as applicable, shall have delivered, or caused to be delivered, to Purchaser the documents required to be delivered pursuant to Section 2.2; and

(e) the Company or Seller, as applicable, shall have delivered, or caused to be delivered, to Purchaser either (i) a certificate signed by an authorized executive officer of the Company, dated as of the Closing Date, to the effect that, after giving pro forma effect to the termination, forgiveness, discharge or settlement pursuant to this Agreement (including Section 7.6) at or prior to Closing of any amounts (including any inter-company Indebtedness, payables or receivables) owing, due or payable between the Company or its Subsidiaries, on the one hand, and Seller or any of its Affiliates, on the other hand, (A) the total assets of the Company and its Subsidiaries as of June 30, 2013 did not exceed $500,000,000 and (B) the absolute value of the income of the Company and its Subsidiaries before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to any non-controlling interests for the fiscal year ended June 30, 2013 did not exceed $50,000,000 or (ii) the financial statements, unqualified audit opinion and consent of the Accounting Firm referred to in Section 7.4(d); provided, that, with respect to clause (i) above, neither Seller nor any of its Affiliates nor the person executing such certificate shall have any liability (and the Purchaser Indemnified Parties shall not be entitled to indemnification pursuant to Article IX hereunder or otherwise) in connection with the delivery of such certificate or the contents thereof.

8.3 Conditions Precedent to Obligation of Seller. The obligation of Seller to consummate the Transaction is further subject to the satisfaction or waiver, in writing, on or prior to the Closing Date of the following conditions:

(a) the representations and warranties of Purchaser set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Purchaser Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct only as of such particular date), except in each case where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, and Seller shall have received a certificate signed by an authorized executive officer of Purchaser, dated as of the Closing Date, to the foregoing effect;

(b) Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date, and Seller shall have received a certificate signed by an authorized executive officer of Purchaser, dated as of the Closing Date, to the foregoing effect; and

(c) Purchaser shall have delivered, or caused to be delivered, to Seller the documents required to be delivered pursuant to Section 2.3.

ARTICLE IX

INDEMNIFICATION

9.1 Survival. The representations and warranties of the Parties contained in this Agreement shall survive until the fifteen (15) month anniversary of the Closing Date, except that (i) the representations and warranties set forth in Sections 3.1 (Organization), 3.2 (Authorization of Agreement), 3.4 (Capitalization; Subsidiaries), 3.23 (Financial Advisors), 4.1 (Authorization of Agreement), 4.2 (Company Capital Stock), 5.1 (Organization) 5.2 (Authorization of Agreement) and 5.9 (Financial Advisors) (such representations and warranties, the “Fundamental Representations”) shall survive indefinitely, (ii) the representations and warranties in Sections 3.17(d) (Labor) and 3.18 (Environmental Matters) shall survive until the three (3) year anniversary of the Closing Date (such representations and warranties, the “Specified Representations”) and (iii) the representations and warranties in Section 3.11 (Taxes) shall survive until sixty (60) days following the expiration of the applicable statute of limitations. The covenants and agreements in this Agreement that by their nature are required to be performed by or prior to the Closing shall survive, and thus claims may be brought in respect of a breach thereof, until the fifteen (15) month anniversary of the Closing Date, and the covenants and agreements in this Agreement that by their nature are required to be performed following the Closing Date shall survive, and thus a claim may brought in respect of a breach thereof, until fifteen (15) months following the last date on which each such post-Closing covenant was required to be performed. Notwithstanding the foregoing, if a written claim or written notice is given in good faith under this Article IX with respect to any representation, warranty, covenant or agreement prior to the expiration of the applicable survival period, the claim with respect to such representation or warranty shall continue indefinitely until such claim is finally resolved pursuant to this Article IX.

9.2 Indemnification.

(a) From and after the Closing Date and subject to the provisions of this Article IX, Seller Guarantor shall indemnify and hold harmless Purchaser and its directors, officers, employees, Affiliates, agents, attorneys, representatives, successors and permitted assigns, as applicable (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses incurred by any or all of them resulting or arising from (i) the failure to be true and correct as of the date of this Agreement and as of the Closing Date of any of the representations or warranties made by Seller or the Company in this Agreement (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct only as of such particular date), (ii) any breach of or failure to perform any covenant or agreement made by Seller or the Company in this Agreement, (iii) the Retained Plans and the Retained Properties, (iv) the Retained Insurance Claims, (v) the employment of the Scheduled Business Employees or the termination of their employment (including any claims for any severance payments or pre-Closing wages to which they may be entitled, but not for any claims arising out of the decision to terminate or not to retain such employees (provided that such terminations are performed in compliance with applicable Law), and not in respect of any Scheduled Business Employee who is re-hired by the Company following Closing to the extent such Losses relate to such Scheduled Business Employee’s employment by the Company following such re-hiring), (vi) any Indebtedness of the Company as of the Closing, (vii) the Incurred Withdrawal Liability and (viii) claims of the Financial Advisors in connection with the Transaction.

(b) From and after the Closing Date and subject to the provisions of this Article IX, Purchaser shall indemnify and hold harmless Seller and each of its directors, officers, employees, Affiliates, agents, attorneys, representatives, successors and permitted assigns, as applicable (collectively, the “Seller Indemnified Parties” and together with Purchaser Indemnified Parties, the “Indemnified Parties”) from and against any and all Losses incurred by any or all of them resulting or arising from (i) any failure to be true and correct as of the date of this Agreement and as of the Closing Date of any of the representations or warranties made by Purchaser in this Agreement (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct only as of such particular date) and (ii) any breach of or failure to perform any covenant or agreement made by Purchaser in this Agreement.

(c) Certain Limitations. Notwithstanding the provisions of this Article IX, after the Closing with the exception of indemnification for breaches of Fundamental Representations, (i) the Purchaser Indemnified Parties shall not be entitled to recover pursuant to Section 9.2(a)(i) (except in respect of breaches of any representation or warranty in Section 3.17(d)) until the Losses incurred with respect to the matter (or series of related matters) giving rise to such breach exceed in the aggregate Twenty Thousand Dollars ($20,000) (the “Mini-Basket”), and then, in such case, the entire amount of such Losses (including the portion thereof comprising of the Mini-Basket) shall count towards the Basket and shall, subject to clauses (ii) and (iii) below, be recoverable by the Purchaser Indemnified Parties, (ii) the Purchaser Indemnified Parties shall not be entitled to recover pursuant to Section 9.2(a)(i) (except in respect of breaches of any representation or warranty in Section 3.17(d)) until, excluding claims that are less than the Mini-Basket, the Losses incurred relating thereto exceed, in the aggregate, Six Hundred, Fifteen Thousand Dollars ($615,000) (the “Basket”), and then Seller Guarantor shall be liable only to the extent that aggregate indemnified Losses exceed such amount, and (iii) in no event shall the aggregate liability of the Seller Guarantor to Purchaser Indemnified Parties pursuant to Section 9.2(a)(i) exceed Eight Million, Two Hundred Thousand Dollars ($8,200,000) (the “Cap”); provided, that the Cap shall be increased (A) to Sixteen Million, Four Hundred Thousand Dollars ($16,400,000) (less any amounts recovered to which the Cap applies) with respect to indemnification for breaches of Specified Representations and (B) to Forty-One Million Dollars ($41,000,000) (less any amounts recovered to which the Cap applies) with respect to indemnification for breaches of Section 3.18(c) or Section 3.18(d) that the Company had Knowledge of as of the date of this Agreement.

(d) Materiality Qualifiers. Solely with respect to this Article IX, in determining whether any of the representations or warranties contained in Articles III, IV or V, other than the representations and warranties contained in Sections 3.5, 3.6, 3.7, 3.8, 3.12(f)(i)(B) and 3.15(c)(ii) have been breached, and in calculating the amount of Losses with respect to a breach of any representations and warranties, any limitation set forth in such representations and warranties as to “materiality,” “Company Material Adverse Effect” and words of similar import will be disregarded.

9.3 Indemnification Procedures.

(a) In the event that (i) an Indemnified Party becomes aware of the existence of any Indemnification Claim, or (ii) any Legal Proceedings shall be instituted, or any claim shall be asserted, by any Person not party to this Agreement in respect of an Indemnification Claim (a “Third Party Claim”), the Indemnified Party shall promptly cause written notice thereof (a “Claim Notice”) to be delivered to the party from whom indemnification is sought (the “Indemnifying Party”); provided, however, that in the case of an Indemnification Claim being made by a Purchaser Indemnified Party the Claim Notice shall be delivered to both Seller and Seller Guarantor; provided, further, that so long as such notice is given within the applicable time period described in Section 9.1, no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Party of any indemnification obligation hereunder unless (and then solely to the extent that) the Indemnifying Party is prejudiced by such delay. Each Claim Notice shall be in writing and (A) shall specify the basis for indemnification claimed by the Indemnified Party, (B) if such Claim Notice is being given with respect to a Third Party Claim, shall describe in reasonable detail such Third Party Claim and shall be accompanied by copies of all relevant pleadings, demands and other papers served on the Indemnified Party, and (C) shall specify the amount of (or if not finally determined, a good faith estimate of) the Losses being incurred by, or imposed upon, the Indemnified Party on account of the basis for the claim for indemnification.

(b) The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise handle any Indemnification Claim and if the Indemnifying Party elects to defend against, negotiate, settle or otherwise handle any Indemnification Claim, it shall within thirty (30) days (or sooner, if the nature of the Indemnification Claim so requires) (the “Dispute Period”) notify the Indemnified Party of its intent to do so; provided, that the Indemnifying Party shall not have the right to assume the defense of any Third Party Claim that (x) seeks non-monetary damages, (y) relates to a criminal action or involves claims by a Governmental Authority or (z) seeks damages in excess of the maximum amount for which indemnification may be required to be provided by the Indemnifying Party pursuant to Article IX. If the Indemnifying Party does not elect within the Dispute Period to defend against, negotiate, settle or otherwise handle any Indemnification Claim, the Indemnified Party may defend against, negotiate, settle or otherwise handle such Indemnification Claim. If the Indemnifying Party elects to defend against, negotiate, settle with or otherwise handle any Indemnification Claim, the Indemnified Party may participate, at its own expense, in the defense of such Indemnification Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the reasonable expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate, or (ii) in the reasonable opinion of counsel to the Indemnified

Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel for all Indemnified Parties in connection with any Indemnification Claim. The Indemnified Party and the Indemnifying Party agree to cooperate with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim. Notwithstanding anything in this Section 9.3 to the contrary, in the event that the Indemnifying Party has elected to defend against, negotiate, settle or otherwise handle any Indemnification Claim, the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment (each a “Settlement”), which consent may not be unreasonably withheld, conditioned or delayed; provided, however, that the Indemnifying Party may effect a Settlement without such consent if, with respect to such Settlement (1) the claimant and such Indemnifying Party provide to such Indemnified Party an irrevocable and unqualified release from all liability in respect of the Indemnification Claim and the facts, matters, events and circumstances giving rise thereto, (2) such Settlement does not impose any liabilities or obligations on the Indemnified Party, and (3) with respect to any non-monetary provision of such Settlement, such provisions would not, in the Indemnified Party’s reasonable judgment, have or be reasonably expected to have any material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Indemnified Party.

(c) After any final decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a Settlement or arbitration shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall make prompt payment thereof pursuant to the terms of the agreement reached with respect to the Indemnification Claim.

(d) If the Indemnifying Party does not undertake within the Dispute Period to defend against an Indemnification Claim, then the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense, but, in such case, the Indemnified Party shall control the investigation and defense. Notwithstanding the foregoing or anything in this Section 9.3 to the contrary, the Indemnified Party shall not effect a Settlement without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) In the event that an Indemnified Party has delivered a Claim Notice in respect of an Indemnification Claim that does not involve a Third Party Claim, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve any disputes with respect to such Claim Notice within forty five (45) days of the delivery by the Indemnified Party thereof, and if not resolved in such forty five (45) day period, such Indemnification Claim may be resolved through judicial actions, suits or proceedings brought by either such party or by such other means as such parties mutually agree.

9.4 Limitations on Indemnification.

(a) Any Indemnification Claim required to be made on or prior to the expiration of the applicable survival period set forth in Section 9.1, and not made, shall be irrevocably and unconditionally released and waived by the Party seeking indemnification with respect thereto. It is the express intent of the Parties that, if the applicable period for an item as contemplated by this Section 9.1 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The Parties further acknowledge that the time periods set forth in this Section 9.1 for the assertion of claims, under this Agreement are the result of arms’ length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties.

(b) The amount of any Losses for which indemnification is provided under this Article IX shall be net of any amounts actually recovered by the Indemnified Party under insurance policies or indemnity or contribution agreements or otherwise with respect to such Losses (less any out-of-pocket expenses incurred by such Indemnified Party in collecting such amounts and less the present value of any increase in applicable insurance premiums incurred directly as a result of the Indemnification Claims that resulted in such recovery). The Indemnified Party shall seek full recovery under all insurance policies covering any Losses to the same extent as it would if such Losses were not subject to indemnification hereunder. In the event that an insurance or other recovery is made by any party with respect to any Losses for which any such Person has been indemnified hereunder and has received funds in the amount of the Losses or portion thereof, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Indemnifying Party.

(c) An Indemnifying Party shall not be required to indemnify any Indemnified Party to the extent of any Losses that a court of competent jurisdiction or arbitrator shall have determined by final judgment to have resulted from the intentional fraud of the party seeking indemnification (it being understood that the foregoing shall not limit the ability of the Purchaser Indemnified Parties from being entitled to indemnification resulting from any intentional fraud of the Company or any of its Subsidiaries prior to the Closing).

(d) In calculating the amount of Losses under this Article IX which are subject to indemnification under Sections 9.2(a), or 9.2(b) or the amount of Taxes under Article X which are subject to indemnification under Section 10.2(a), there shall be deducted an amount equal to any Tax benefit to the party claiming such Losses or to any of its Affiliates from being able to claim a Tax loss or Tax credit as a result of such Losses. The amount of any such deduction in respect of a Tax benefit shall be limited to the actual reduction to cash Taxes of the Indemnified Party resulting from such Tax benefit for the taxable year in which the indemnified Loss or Tax is incurred by the Indemnified Party or the following taxable year.

(e) The Seller Guarantor shall not be required to indemnify any Purchaser Indemnified Party with respect to Losses that arise from any Remediation (including of any soil, soil gas, sediment, indoor air, drinking water, groundwater or surface water), environmental testing, sampling or any communication related to environmental matters with a Governmental Authority conducted by or on behalf of any Purchaser Indemnified Party after the Closing Date that is not (i) required by applicable Law, a Governmental Authority or the landlord for any Leased Real Property; (ii) reasonably necessary in order to avoid a Legal Proceeding threatened in writing by a Governmental Authority or other Person under any Environmental Law; (iii) reasonably necessary in order to evaluate, prevent or mitigate an actual imminent and substantial endangerment to human health or the environment; or (iv) undertaken in good faith and in a manner consistent with a reasonable and prudent business person (without consideration of the benefit of any indemnification under this Agreement) as part of the Purchaser Indemnified Party’s normal operations during the continued use of the facilities (but not as part of an environmental investigation or other due diligence activity (including any Phase I or Phase II assessment) by or in satisfaction of the requirements of a lender or a bona fide prospective purchaser, assignee, lessee or sublessee of the facilities)); provided, however, that the results of any testing, sampling or other activities conducted by or on behalf of any Purchaser Indemnified Party after the Closing Date pursuant to this clause (iv) shall not be admissible in any dispute before a Governmental Authority to prove or disprove the applicability of this clause (iv).

(f) Notwithstanding anything to the contrary in this Agreement, other than in respect of indemnification for a Third Party Claim and as an element of damages of such Third Party Claim no party shall, in any event, be liable to any other Person for any consequential, incidental, indirect, special or punitive damages, loss of revenue, income or profits, diminution of value or loss of business reputation or opportunity and no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses.

(g) In the event of any breach giving rise to an indemnification obligation under this Article IX, the Indemnified Party shall take and cause its Affiliates to take, or cooperate with the Indemnifying Party if so requested by the Indemnifying Party in order to take, all commercially reasonable measures to mitigate the consequences of the related breach.

(h) Notwithstanding anything in this Agreement, any amounts payable pursuant to the indemnification obligations under this Article IX shall be paid without duplication and in no event shall any party hereto be indemnified under different provisions of this Agreement for Losses which have already been paid or otherwise taken into account under this Agreement. Without limiting the generality of the foregoing, Purchaser shall make no claim for indemnification under this Article IX to the extent the amount was taken into account in the calculation of any adjustment to the Purchase Price pursuant to Section 1.4.

(i) The Parties agree to treat any indemnity payment made pursuant to this Article IX as an adjustment to the Purchase Price for federal, state, local and foreign income Tax purposes.

(j) With respect to Taxes, in the event of a conflict between the provisions of Article IX, on the one hand, and the provisions of Article X, on the other hand, the provisions of Article X shall control.

(k) Notwithstanding anything to the contrary in this Agreement, the rights and remedies of the Purchaser Indemnified Parties shall not be limited by the fact that any Purchaser Indemnified Party (i) had actual or constructive knowledge (regardless of whether such knowledge was obtained through such Purchaser Indemnified Party’s own investigation or through disclosure by the Company, Seller or any other Person) of any breach, event or circumstance, whether before or after the execution and delivery of this Agreement or the Closing or (ii) waived any condition to the Closing related thereto.

9.5 Exclusive Remedy; Nature of Representations and Warranties. Following the Closing Date, the sole and exclusive remedy for any inaccuracy or breach of any representation, warranty, covenant, obligation or other agreement contained in this Agreement (or otherwise relating to the subject matter of this Agreement) shall be indemnification in accordance with this Article IX, except with respect to any claim for intentional fraud, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, obligation or other agreement set forth herein (or otherwise relating to the subject matter of this Agreement) it may have against the other Party hereto and its Affiliates arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article IX or with respect to any claim for intentional fraud. Notwithstanding the foregoing, this Section 9.5 shall not (a) interfere with or impede the operation of the provisions of Article I providing for the resolution of certain disputes relating to the Purchase Price between the parties and/or by an Accounting Referee, or (b) limit the rights of the parties to seek equitable remedies (including specific performance or injunctive relief).

ARTICLE X

TAX MATTERS

10.1 Tax Returns.

(a) Seller shall prepare or cause to be prepared (at its expense) all Tax Returns for the Company and its Subsidiaries for all periods ending on or prior to the Closing Date, that are due after the Closing Date. Such Tax Returns, except such Tax Returns that are filed as a member of a consolidated, unitary, combined or similar Tax Return, of which News Corporation (or any predecessor or successor entity, including New News Corporation) is the common parent, shall be delivered to the Company within not less than thirty (30) days prior to their required filing date for the Company’s review and timely filing. Purchaser shall be entitled to review and provide comments to such Tax Returns up to fifteen (15) days prior to their required filing date, and Seller shall accept Purchaser’s reasonable comments. Seller and Purchaser agree in good faith to resolve any disputes, provided that in the event that they are unable to resolve such disputes prior to the applicable filing deadline, Seller shall be entitled to file such Tax Returns in accordance with its reasonable determination. Seller shall timely remit (or cause to be timely remitted) to the Company any Taxes shown due on such Tax Returns. For the avoidance of doubt, Tax Returns which include the operations of Seller, the Company and its Subsidiaries that are filed on a consolidated, unitary or combined basis shall not be subject to this Section 10.1(a).

(b) The Company shall prepare or cause to be prepared and file or cause to be filed (at its expense) any Tax Returns of the Company and its Subsidiaries for Straddle Periods; provided, however, that to the extent that the operations of the Company and its Subsidiaries prior to and including the Closing Date are required to be included in the consolidated, unitary or combined Tax Return that includes Seller, Seller will cause the operations of the Company and its Subsidiaries to be so included in its consolidated, unitary or combined Tax Return. Such Tax Returns shall be subject to Seller’s right to review and consent to any such Tax Returns within not less than thirty (30) days prior to their required filing date and to Seller’s agreement with the relevant information and data set forth in such Tax Returns (which consent and agreement shall not be unreasonably withheld).

10.2 Indemnification.

(a) Subject to the survival limitations set forth in Section 10.10 and the deduction for Tax benefit in Section 9.4(d), Seller shall be responsible, and Seller Guarantor shall indemnify Purchaser, (x) for any and all of Taxes of the Company and its Subsidiaries arising out of or attributable to any Pre-Closing Period, (y) any Losses or Taxes arising out of a breach of the representations and warranties contained in Section 3.11, and (z) any Taxes imposed on Seller, or Taxes for which the Company or any of its Subsidiaries is or could be liable as a result of its inclusion in an affiliated, consolidated, combined or unitary, or similar Tax group during the Pre-Closing Period, excluding in each case (i) Taxes paid prior to Closing, (ii) Taxes reflected as a current liability in the Working Capital of the Company as of Closing and (iii) Taxes attributable to any transaction not contemplated by this Agreement occurring outside the Ordinary Course of Business on the Closing Date but after the Closing.

(b) Purchaser shall be responsible, and indemnify Seller, for any and all of Taxes of the Company and its Subsidiaries for any Post-Closing Period and Taxes described in clauses (i) and (ii) of Section 10.2(a) to the extent the Taxes described in such clauses are in excess of the Taxes of the Company and its Subsidiaries for which Seller is otherwise liable pursuant to this Agreement.

(c) In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be (i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period, and (ii) in the case of Taxes not described in clause (i) (such as Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment or property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date.

(d) Purchaser shall not have any right to indemnification under this Agreement (including Article IX and Article X hereof) from and against any Losses or Taxes of any Person that are due to the unavailability in any Post-Closing Period of any net operating losses, credits or other Tax attribute from a Pre-Closing Period.

10.3 Refunds. If after the Closing Date, Purchaser, the Company or any of their Affiliates receives a refund of any Tax of the Company or any of its Subsidiaries or a credit against any Tax of the Company or any of its Subsidiaries attributable to a Pre-Closing Period (whether received in cash, or as a credit against other Taxes), Purchaser shall pay to Seller within fifteen (15) Business days after such receipt an amount equal to such refund or credit, together with any interest received or credited thereon, regardless of the nature of or reason for the refund or reduction in Taxes payable, except to the extent such refund or credit was taken into account in determining the Working Capital.

10.4 Contests. Following the Closing, Purchaser shall control all Contests (as defined below) relating to Taxes of the Company or any of its Subsidiaries, except as otherwise provided in this Section 10.4. In the case of a Contest that relates solely and exclusively to Pre-Closing Periods or for which Purchaser may otherwise seek indemnification from Seller under this Agreement; provided, that Seller shall have acknowledged its obligation to indemnify Purchaser under this Article X, Seller shall have the right, at its expense, to control the conduct of such Contest, and Purchaser shall have the right, at its expense, to participate in such Contest. In the case of a Contest that relates to Pre-Closing Periods and Post-Closing Periods, provided Seller shall have acknowledged its obligation to indemnify Purchaser under this Article X, Seller shall have the right, bearing its own expenses, to jointly conduct such Contest with Purchaser with respect to Tax items for which Purchaser may seek indemnification from Seller. If Seller chooses not to control such Contest, Seller shall have the right, at its expense, to participate in such Contest. The Party controlling a Contest for a Pre-Closing Period shall in any event keep the other Party informed of the progress of such Contest, shall promptly provide the other Party with copies of all material documents (including material notices, protests, briefs, written rulings and determinations and correspondence) pertaining to such audit or proceeding and shall not settle such Contest without the other Party’s advance written consent, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this Agreement, a “Contest” is any audit, administrative or judicial proceeding or other dispute with respect to any Tax matter that affects the Company or any of its Subsidiaries, as the case may be.

10.5 Amended Returns. Seller shall have the exclusive right to file (or cause to be filed) or request Purchaser to file any amended Tax Returns with respect to Pre-Closing Periods. Upon the request of Seller, Purchaser shall file (or caused to be filed) any amended Tax Return described in the preceding sentence and shall execute any powers of attorney or similar documents that may be required to effectuate the intent of this Section 10.5. If such amended Tax Returns would have an effect on a Tax liability of Purchaser, the Company or any Subsidiary for a Post-Closing Period, such amended Tax Returns shall be subject to Purchaser’s right to review and comment not less than (30) days prior to their filing, and such Tax Returns shall not be filed without Purchaser’s written consent (not to be unreasonably withheld or delayed). Prior to the filing of any such amended Tax Return, Seller shall remit to Purchaser the entire amount of tax, interest and additions to tax due in connection with such amended Tax Return, excluding (i) Taxes paid prior to Closing, and (ii) Taxes reflected as a current liability in the Working Capital of the Company as of Closing.

10.6 Cooperation. After the Closing Date, Purchaser and Seller shall (and shall cause their respective Affiliates to) (i) assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing in accordance with Section 10.1, and in connection therewith provide the other Party necessary powers of attorney, (ii) cooperate fully in preparing for and conducting any audits of, or disputes with Taxing Authorities regarding, any Tax Returns of the Company or any of its Subsidiaries, and (iii) make available to the other Party and to any Taxing Authority as reasonably requested all information, records, and documents relating to Taxes of the Company or any of its Subsidiaries.

10.7 No Duplication. Notwithstanding anything to the contrary in this Agreement, any amounts payable pursuant to the obligations under this Article X shall be paid without duplication and in no event shall any Party be paid under different provisions of this Agreement for the same Losses which have already been paid or otherwise taken into account under this Agreement.

10.8 Tax Treatment of Payments. The Parties shall treat any indemnity payments made pursuant to this Article X as adjustments to the Purchase Price for Tax purposes unless applicable Tax law causes such payment not to be so treated.

10.9 Section 338(h)(10) Elections.

(a) Seller shall, or shall cause their Affiliates to, join with Purchaser in making an election under Section 338(h)(10) of the Code and the Treasury Regulations and any corresponding or similar elections under state, local or foreign Tax Law (collectively, the “Section 338(h)(10) Elections”) with respect to the Company and its Subsidiaries. For the purpose of making the Section 338(h)(10) Elections for federal income tax purposes, on or prior to the Closing Date, Seller shall deliver to Purchaser executed original IRS Forms 8023 (or successor forms). Purchaser will file the Form 8023 with the IRS at least thirty (30) days prior to the due date of such forms, and Purchaser will provide Seller with copies of such filing. Seller and Purchaser shall mutually agree on the allocation of the “Aggregate Deemed Sale Price” which shall be prepared in accordance with Section 338(h)(10) and Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

(b) Purchaser shall be responsible for the preparation and filing of all forms and documents required to effectuate the Section 338(h)(10) Elections. In addition to Forms 8023, Seller shall execute (or cause to be executed) and deliver to Purchaser such additional documents or forms as are reasonably requested to complete properly the Section 338(h)(10) Elections at least thirty (30) days prior to the date such Section 338(h)(10) Election is required to be filed.

(c) Purchaser and Seller shall file, and shall cause their Affiliates to file, all Tax Returns and statements, forms and schedules in connection therewith in a manner consistent with the Section 338(h)(10) Elections and shall take no position contrary thereto unless required to do so by applicable Tax Laws. Seller will include any income, gain, loss, deduction or other Tax item resulting from the Section 338(h)(10) Election on its Tax Returns to the extent required by applicable Laws.

(d) Purchaser shall take no actions after Closing that would prevent it from qualifying as a “purchasing corporation” pursuant to Code Section 338(d)(1) and Treasury Regulation Section 1.338–3(b)(1).

10.10 Survival. The indemnity and payment obligations set forth in this Article X shall survive until sixty (60) days after the expiration of the applicable statute of limitations. The right to indemnification with respect to claims of which notice was given prior to the expiration of the applicable survival period shall survive such expiration until such claim is finally resolved and any obligations with respect thereto are fully satisfied.

10.11 Property Tax Refunds. In the event that the Company or any of its Subsidiaries receives a tax refund, rebate, credit or reduction in assessed valuation pursuant to the Property Tax Service Agreement between DuChame, McMillen & Associates and Dow Jones Local Media Group, Inc., as amended by Addendum dated March 26, 2012, all tax savings or benefits, and any fees payable to DuChame, McMillen & Associates which are attributable to such savings or benefits, for any period resulting from such refund, rebate, credit or reduction (a “Property Tax Net Benefit”) will be shared between Seller, on the one hand, and the Company or its Subsidiaries, on the other hand, proportionate to the number of days during such period that were part of the Pre-Closing Period (such proportion to go to Seller) and the number of days during such period that were part of the Post-Closing Period (such proportion to go to the Company and its Subsidiaries). The Parties agree to cooperate with each other in order to determine any Property Tax Net Benefit and to arrange for any payment from the Company or its Subsidiaries to Seller, or vice versa, to reflect the proportion of such Property Tax Net Benefit belonging to the other Party.

ARTICLE XI

TERMINATION

11.1 Termination. This Agreement may be terminated prior to the Closing as follows:

(a) by mutual written consent of Seller and Purchaser;

(b) at the election of Seller or Purchaser on or after September 30, 2013 (the “Outside Date”), if the Closing shall not have occurred by the close of business on such date, provided that the right to terminate this Agreement under this Section 11.1(b) shall not be available to a Party if such Party is in material breach of any of its covenants or agreements under this Agreement or to any Party whose breach of this Agreement has been the primary cause of the failure of the Closing to have occurred by the Outside Date;

(c) by Seller or Purchaser if there shall be in effect a final, nonappealable Order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transaction; it being agreed that the Parties shall promptly appeal any adverse determination that is not nonappealable (and pursue such appeal with reasonable diligence); provided, however, that the right to terminate this Agreement under this Section 11.1(c) shall not be available to a Party if such Order was primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement;

(d) by Purchaser, if Seller or the Company shall have breached any representation, warranty, covenant or other agreement contained in this Agreement that would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) hereof, which breach cannot be or has not been cured by the Outside Date; provided that the right to terminate this Agreement under this Section 11.1(d) shall not be available to Purchaser if Purchaser is in material breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(e) by Seller, if Purchaser shall have breached any representation, warranty, covenant or other agreement contained in this Agreement that would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) hereof, which breach cannot be or has not been cured by the Outside Date; provided that the right to terminate this Agreement under this Section 11.1(e) shall not be available to Seller if Seller or the Company is in material breach of any representation, warranty, covenant or other agreement contained in this Agreement.

11.2 Termination Procedure. In the event of the termination and abandonment of this Agreement by Seller, Purchaser or Seller and Purchaser pursuant to Section 11.1 hereof, written notice thereof shall forthwith be given to the other Party, and this Agreement shall terminate, and the consummation of the Transaction shall be abandoned, without further action by Seller or Purchaser.

11.3 Effect of Termination. If this Agreement is validly terminated pursuant to Section 11.1 hereof, all further obligations of the Parties under this Agreement shall terminate and such termination shall be without liability to the Parties, except that (a) the obligations of the parties under the Confidentiality Agreement, Section 7.3 and Article XII of this Agreement shall survive such termination and not be affected thereby, and (b) no such termination shall relieve any Party hereto from liability for any intentional and material breach prior to the termination of this Agreement of any representation, warranty or covenant contained in this Agreement and such liability shall survive termination.

ARTICLE XII

MISCELLANEOUS

12.1 Expenses.

(a) Except as otherwise provided in this Agreement or the other Transaction Agreements, each Party shall bear its own costs and expenses incurred in connection with the negotiation and execution of this Agreement and the other Transaction Agreements and each other agreement, document and instrument contemplated hereby or thereby and the consummation of the Transaction, provided that (i) Seller shall pay all amounts payable to any broker, finder, agent, investment banker or financial advisor for or on behalf of Seller, the Company or any of its Subsidiaries in connection with the Transaction, including the Persons set forth on Section 3.23 of the Company Disclosure Schedule and (ii) (A) Seller shall be responsible for one-half of all amounts in excess of $48,000 payable in connection with the preparation and delivery of the Final Phase I Reports (and the executive summaries previously delivered in connection with the Transaction) and (B) Purchaser shall be responsible for all other amounts payable in connection with the preparation and delivery of the Final Phase I Reports (and the executive summaries previously delivered in connection with the Transaction).

(b) Notwithstanding anything to the contrary in this Agreement, any sales Tax, use Tax, direct or indirect real property transfer or gains Tax, documentary stamp Tax, value added Tax or similar Taxes and related fees attributable to the sale or transfer of the Company Capital Stock (“Transfer Taxes”) shall be borne equally by Purchaser and Seller. The Party required by law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other Party’s cooperation, and file such Tax Return. The Party filing any such Tax Return shall be reimbursed by the other Party for fifty percent (50%) of any Transfer Taxes paid in connection with the filing of such Tax Return within five (5) days after receipt by the other Party of a copy of such filed Tax Returns. Purchaser and Seller each agrees to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes.

12.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such state without giving effect to the choice of law principles of such state that would require or permit the application of the laws of another jurisdiction.

12.3 Submission to Jurisdiction; Waivers. The Parties agree that any dispute, controversy or claim arising out of or relating to the Transaction or to this Agreement, or the validity, interpretation, breach or termination thereof, including claims seeking redress or asserting rights under any law, shall be resolved exclusively in the courts of the State of Delaware or any court of the United States located in the State of Delaware (the “Delaware Courts”) and appellate courts having jurisdiction of appeals from such Delaware Courts. In that context, and without limiting the generality of the foregoing, each Party irrevocably and unconditionally:

(a) submits for itself and its property in any action relating to the Transaction or to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the Delaware Courts, and appellate courts having jurisdiction of appeals from any of the foregoing courts, and agrees that all claims in respect of any such action shall be heard and determined in such Delaware Courts or, to the extent permitted by law, in such appellate courts;

(b) consents that any such action may and shall be brought exclusively in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such action in any such court or that such action was brought in an inconvenient forum, and agrees not to plead or claim the same;

(c) waives all right to trial by jury in any action (whether based on contract, tort or otherwise) arising out of or relating to the Transaction or to this Agreement, or its performance under or the enforcement of this Agreement;

(d) agrees that service of process in any such action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Party at its address as provided in Section 12.7; and

(e) agrees that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

12.4 Further Assurances. After the Closing, each Party shall from time to time, at the request of and without further cost or expense to the other, execute and deliver such other instruments of conveyance and assumption and take such other actions as may reasonably be requested in order to more effectively consummate the Transaction.

12.5 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the other Transaction Agreements represent the entire understanding and agreement between the Parties with respect to the Transaction and supersedes all prior agreements among the Parties respecting the Transaction. The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transaction exclusively in contract pursuant to the express terms and provisions of this Agreement; and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.

12.6 Amendments and Waivers. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In the event any provision of any other Transaction Agreement shall in any way conflict with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement) this Agreement shall control.

12.7 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission), or (c) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a Party may have specified by notice given to the other Party pursuant to this provision).

If to any of Seller or, prior to Closing, the Company, to:

Dow Jones Ventures VII, Inc.

c/o Dow Jones & Co., Inc.

1211 Avenue of the Americas

New York, NY 10036

Attention: General Counsel

Facsimile: (212) 416-2524

With a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

Attention: Ira S. Sheinfeld and Alexander B. Johnson

Facsimile: (212) 918-3100

If to Seller Guarantor, to:

Dow Jones & Company, Inc.

1211 Avenue of the Americas

New York, NY 10036

Attention: General Counsel

Facsimile: (212) 416-2524

With a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

Attention: Ira S. Sheinfeld and Alexander B. Johnson

Facsimile: (212) 918-3100

If to Purchaser or, following Closing, the Company, to:

Fortress Investment Group LLC

1345 Avenue of the Americas

46th Floor

New York, NY 10150

Attention: Cameron MacDougall, Brannen McElmurray

Facsimile: (917) 591-8312

With a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Benet J. O’Reilly

Facsimile: (212) 225-3999

12.8 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transaction is consummated as originally contemplated to the greatest extent possible.

12.9 Specific Performance.

(a) Each Party acknowledges and hereby agrees that any breach of this Agreement would give rise to irreparable harm for which monetary damages would not be an adequate remedy. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by Seller or the Company, on the one hand, or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Seller or the Company, on the one hand, and Purchaser, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Seller or the Company, on the one hand, and Purchaser, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement, by Seller or the Company, on the one hand, or Purchaser, on the other hand, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Parties under this Agreement.

12.10 No Third-Party Beneficiaries; No Recourse Against Affiliates; Liability. Nothing in this Agreement, express or implied, is intended or shall be construed to give any rights to any Person or entity other than the Parties and their successors and permitted assigns, except the Purchaser Indemnified Parties pursuant to Section 9.2(a) and the Seller Indemnified Parties pursuant to Section 9.2(b). Except as set forth in this Agreement, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of Seller, the Company or any of its respective Affiliates shall have any liability (whether in law or in equity or in contract or in tort) for any obligations or liabilities of Seller or the Company arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the Transaction, including any alleged non-disclosure or misrepresentations made by any such Persons. Except as expressly provided in this Agreement or in the case of intentional fraud, Seller shall not have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser or Purchaser’s use of or reliance on any information, documents or materials made available to Purchaser in expectation of, or in connection with, the Transaction.

12.11 Assignment. Neither Party may assign or transfer this Agreement or any right, interest or obligation hereunder, directly or indirectly (by operation of Law or otherwise), without the prior written approval of the other Party. Any assignment in violation of this Section 12.11 shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

12.12 Cooperation with Legal Proceedings. From and after the Closing, if requested by Seller, Purchaser shall cooperate with Seller in the investigation, defense or prosecution of any Legal Proceedings pending or threatened against Seller or its Affiliates with respect to the business of the Company and its Subsidiaries, whether or not either Party has notified the other of an indemnification claim with respect to such matter. Without limiting the generality of the foregoing, but provided that such requests shall not unreasonably interfere with the business or operations of Purchaser, Purchaser shall make available its employees to give depositions or testimony and shall furnish all documentary or other evidence that Seller may reasonably request. Seller shall reimburse Purchaser for all reasonable and necessary out-of-pocket expenses incurred in connection with the performance of its obligations under this Section 12.12.

12.13 Attorney Conflict Waiver. Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees and Affiliates, that (i) Hogan Lovells US LP may serve as counsel to Seller and any of its Affiliates (individually and collectively, the “Seller Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transaction hereby, and that, following consummation of the Transaction hereby, such representation and any prior representation of the Company by Hogan Lovells US LP (or any successor) shall not preclude Hogan Lovells US LP (or any successor) from serving as counsel to the Seller Group or any director, member, shareholder, partner, officer, employee or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transaction and (ii) Purchaser shall not, and shall cause each of the Company and its Subsidiaries not to, seek or have Hogan Lovells US LP (or any successor) disqualified from any such representation based upon the prior representation of the Company by Hogan Lovells US LP (or any successor). Each of the Parties hereto hereby consents thereto and waives any conflict of interest arising from such prior representation, and each of such parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the Parties acknowledge that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent and waiver contained in this Section 12.13 are intended to be for the benefit of, and shall be enforceable by, the Seller Group’s counsel and its legal representatives and shall not be deemed exclusive of any other rights to which the Seller Group’s counsel is entitled whether pursuant to Law, Contract or otherwise.

12.14 Counterparts. This Agreement may be executed in one or more counterparts, including facsimile counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

12.15 Electronic Signatures. Notwithstanding the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001 et. seq.), the Uniform Electronic Transactions Act, or any other Law relating to or enabling the creation, execution, delivery, or recordation of any Contract or signature by electronic means, and notwithstanding any course of conduct engaged in by the Parties, no Party shall be deemed to have executed a Transaction Document or other document contemplated thereby (including any amendment or other change thereto) unless and until such Party shall have executed such Transaction Document or other document on paper by a handwritten original signature or any other symbol executed or adopted by a Party with current intention to authenticate such Transaction Document or such other document contemplated. Delivery of a copy of a Transaction Document or such other document bearing an original signature by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature. “Originally signed” or “original signature” means or refers to a signature that has not been mechanically or electronically reproduced.

ARTICLE XIII

DEFINITIONS AND INTERPRETATIONS

13.1 Certain Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 13.1:

“Accounting Rules” means, collectively, (i) the rules, principles and sample calculation of Working Capital set forth on Exhibit A (collectively, the “Agreed Principles”), (ii) the accounting principles, methods and practices used in preparing the Company Financial Statements (collectively, “Historical Principles”), and (iii) GAAP, applied in a manner consistent with its application to the preparation of the Company Financial Statements (“Historical GAAP”); provided, that in the event of any conflict among the Agreed Principles, the Historical Principles, and Historical GAAP, then the Agreed Principles shall take precedence, followed by the Historical Principles, followed by Historical GAAP.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Alternative Transaction” means a transaction other than transactions contemplated by this Agreement involving the sale by Seller of any of the equity interests in, or all or a substantial portion of, the assets of the Company or its Subsidiaries.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means a material adverse effect on (a) the business, assets, properties, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of Seller or the Company to perform their respective obligations under this Agreement; provided that no event, change, circumstance or effect (by itself or taken together with any and all other events, changes, circumstances or effects) to the extent that it results from or arises out of any of the following shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (1) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally; (2) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world; (3) changes in political conditions in the United States or any other country or region in the world, acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events, in each case in the United States or any other country or region in the world; (4) changes affecting the industry generally in which the Company and its Subsidiaries operate; (5) except with respect to Section 3.3, the announcement or consummation of this Agreement or the Transaction; (6) changes in Law or other legal or regulatory conditions (or the interpretation thereof); (7) changes in GAAP or other accounting standards (or the interpretation thereof); (8) any failure, in and of itself, by the Company or any of its Subsidiaries to meet internal or external projections or forecasts or revenue or earnings predictions (provided that the cause or basis for the Company or its Subsidiaries failing to meet such projections or forecasts or revenue or earnings predictions may be considered in determining the existence of a Company Material Adverse Effect unless such cause or basis is otherwise excluded by this definition); or (9) subject to the introductory paragraph of Article III, any matters expressly set forth in the Company Disclosure Schedule; provided, further, that any event, change, circumstance or effect that results from or arises out of the matters set forth in clauses (1), (2), (3), (4), (6) or (7) may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur, in each case to the extent such event, change, circumstance or effect has a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other entities operating in the industry in which the Company and its Subsidiaries operate.

“Contract” means any written agreement, contract, indenture, note, mortgage, bond, lease or license.

“Data Room” means the electronic documentation site, available via RR Donnelly Venue, established by Dow Jones & Company, Inc. on behalf of Seller in connection with the sale process for the Company.

“Environmental Law” means any applicable Law in effect on or before the Closing Date relating to the protection of the natural environment or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§ 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§ 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“EULAs” means end-user customer agreements, terms of use, and other end user license agreements.

“Exclusivity Payment” means the $2,000,000 payment made by an Affiliate of Purchaser to Seller pursuant to the letter agreement among such Affiliate, Seller and the Company dated June 14, 2013 which, pursuant to the terms thereof, irrevocably became the property of Seller on June 25, 2013.

“Final Phase I Reports” means final Phase I environmental assessments (executive summaries of which have previously been delivered in connection with the Transaction) with respect to each of the properties described in the Existing Phase I Reports.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time and consistently applied.

“Governmental Authority” means any government or governmental, judicial, administrative or regulatory body thereof, or political subdivision thereof, whether domestic, foreign, federal, state, provincial or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hazardous Materials” means any wastes, substances, radiation, or materials (whether solids, liquids or gases) that are listed, regulated or defined under any Environmental Laws, or which contain, without limitation polychlorinated biphenyls (PCBs), methyl-tertiary butyl ether (MTBE), asbestos or asbestos-containing materials, or petroleum or petroleum products (including crude oil or any fraction thereof).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incurred Withdrawal Liability” means Withdrawal Liability incurred by Seller and/or the members of its Controlled Group in respect of multiemployer pension plans based on events that occurred or actions taken by Seller or its Subsidiaries prior to the Closing Date, including the Withdrawal Liability with respect to the GCIU Employer Retirement Fund and the CWA Negotiated Pension Plan described in Section 3.17(d) of the Company Disclosure Schedule.

“Indebtedness” of any Person means, without duplication, (i) the outstanding principal amount of and accrued and unpaid interest of (A) indebtedness of such Person or its Subsidiaries for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person or its Subsidiaries is responsible or liable; (ii) all obligations of such Person or its Subsidiaries issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding accounts payable and other current liabilities arising in the Ordinary Course of Business); (iii) obligations under leases required in accordance with GAAP to be recorded as capital leases; (iv) all obligations of the type referred to in clauses (i), (ii) and (iii) of other Persons for the payment of which such Person or its Subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor or surety; and (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons secured by any Lien on any property or asset of such Person or its Subsidiaries.

“Indemnification Claim” means any claim in respect of which payment may be sought under Article IX of this Agreement.

“Intellectual Property” means any and all intellectual property rights in any jurisdiction, whether registered or unregistered, including such rights in and to: (i) original works of authorship in any medium of expression, whether or not published, and all copyrighted works, designs and all applications, registrations, and renewals in connection therewith; (ii) inventions, trade secrets, confidential information, databases and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations thereof; (iii) computer programs and software, including data files, source code, object code, application programming interfaces, computerized databases and other software-related specifications and documentation; (iv) trade names, d/b/a’s, trademarks, service marks, logos, mastheads and trade dress, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (“Trademarks”); (v) internet domain names registered in any top-level domain by any authorized private registrar or Governmental Authority; and (vi) rights of publicity and other rights to use the names and likeness of individuals.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to Seller, the actual knowledge (without independent inquiry) of any Person set forth on Section 13.1(b) of the Company Disclosure Schedule.

“Law” means all foreign, federal, state, provincial and local laws, statutes, codes, ordinances, rules, regulations, resolutions and Orders.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Authority or arbiter.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust or other security interest.

“Losses” means all actual damages, losses, claims, liabilities, demands, charges, suits, penalties and expenses (including reasonable attorneys’ and other professionals’ fees and disbursements).

“New News Corporation” means the Person that is anticipated to be separated from News Corporation and begin trading as Seller’s new publicly traded parent company on or about July 1, 2013.

“News Corporation” means the Person currently named “News Corporation”, a Delaware corporation whose name is anticipated to be changed to Twenty-First Century Fox, Inc. in connection with the separation referenced in the definition of New News Corporation.

“Order” means any order, injunction, judgment, decree, determination, ruling, writ, assessment or arbitration or other award of a Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of business of the Company and its Subsidiaries consistent with past practices.

“Permitted Liens” means (i) all Liens disclosed in (A) policies of title insurance made available to Purchaser prior to the date hereof and/or (B) recorded in public records but only to the extent that such Liens described in this clause (B) do not and would not reasonably be expected to materially impair the continued use and operation of the property to which such Liens relate in the Ordinary Course of Business (other than monetary and/or voluntary Liens); (ii) Liens imposed by Law, (iii) Liens for Taxes, assessments or other governmental charges not yet due, payable or delinquent (or which may be paid without interest or penalties) or the amount or validity of which is being contested in good faith by appropriate proceedings; (iv) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business or the amount or validity of which is being contested in good faith by appropriate proceedings, and only to the extent that such Liens do not and would not reasonably be expected to materially impair the continued use and operation of the asset to which such Liens relate in the Ordinary Course of Business; (v) pledges, deposits or other Liens to the performance of bids, trade contracts (other than for borrowed money), leases or statutory obligations (including, workers’ compensation, unemployment insurance or other social security legislation, but excluding Liens for Taxes), and only to the extent that such Liens do not and would not reasonably be expected to materially impair the continued use and operation of the asset to which such Liens relate in the Ordinary Course of Business; (vi) zoning, entitlement and other land use and environmental regulations by any Governmental Authority, and only to the extent that such regulations do not and would not reasonably be expected to materially impair the continued use and operation of the asset to which such regulations relate in the Ordinary Course of Business; (vii) minor survey exceptions and matters as to the Owned Real Property or Leased Real Property which would be disclosed by an accurate survey or inspection of such Owned Real Property or Leased Real Property and which do not materially impair the current occupancy or current use of such Owned Real Property or Leased Real Property; (viii) any Lien affecting the fee interest of any Leased Real Property not created by Seller, Company or its Subsidiaries that is not otherwise a Permitted Lien under any other clause of this definition; (ix) title of a lessor under a capital or operating lease; and (x) such other imperfections in title, charges, easements, restrictions and encumbrances which would not materially impair the continued use and enjoyment of the asset to which such items relate.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Authority.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Post-Closing Period” means any taxable period beginning after the Closing Date and any portion of a Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Period” means any taxable period ending on or before the Closing Date and the portion of a Straddle Period beginning before the Closing Date and ending on the Closing Date.

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement.

“Retained Properties” means those certain Owned Real Properties more fully described on Section 13.1(c) of the Company Disclosure Schedule.

“Remediation” means any abatement, investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the suspected, threatened or actual release of Hazardous Materials.

“Schedules” means the Company Disclosure Schedule and/or the Purchaser Disclosure Schedule, as the case may be.

“SEC” means the Securities and Exchange Commission.

“Seller Names and Marks” means the names News Corporation, News Corp, Dow Jones & Co and Dow Jones, together with all confusingly similar variations and acronyms thereof and all trade names, trademarks, service marks, logos, and Internet domain names containing, incorporating, or comprising any of the foregoing, including any transliterations thereof.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by another Person.

“Tax” or “Taxes” means any federal, state, local or foreign taxes, including all net income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, equity, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other tax, fee, duty, charge or assessment of any kind whatsoever imposed by a Governmental Authority, including any interest, penalty or addition thereto.

“Taxing Authority” means the IRS or any governmental agency, board, bureau, body, department or authority having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement or attachment thereto, and including any amendment thereof required to be filed with a Taxing Authority in respect of any Taxes.

“Transaction” means the transactions contemplated by this Agreement and the other Transaction Agreements.

“Transaction Agreements” means this Agreement, the Transition Services Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to which Purchaser or Seller is a party or to be executed by Purchaser or Seller in connection with the consummation of the Transaction.

“Transition Services Agreement” means the transition services agreement to be entered into as of the Closing Date, substantially in the form of Exhibit B attached hereto, pursuant to which Seller will provide certain transition services to Purchaser from and after the Closing.

“Withdrawal Liability” is withdrawal liability (within the meaning of ERISA Section 4201 et seq., 29 U.S.C. § 1381 et seq.)

“Withdrawal Liability Event” means any action or occurrence which would trigger Withdrawal Liability from a Benefit Plan which is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

“Working Capital” means, with respect to the Company and its Subsidiaries, on a consolidated basis, (a) current assets of the Company and its Subsidiaries, as of immediately prior to the Closing that are included in the line item categories of current assets specifically identified on Exhibit A, reduced by (b) those current liabilities of the Company and its Subsidiaries, as of immediately prior to the Closing that are included in the line item categories of current liabilities specifically identified on Exhibit A, in each case, without duplication, and as determined in a manner strictly consistent with the Accounting Rules. Notwithstanding anything to the contrary contained herein, in no event shall “Working Capital” include any amounts with respect to (i) any deferred Tax assets and liabilities, (ii) any fees, expenses or liabilities related to any financing by Purchaser and its Affiliates of the Transaction, (iii) any intercompany accounts and transactions between the Company, on the one hand, and any of its Subsidiaries on the other hand, or between any Subsidiaries of the Company or (iv) any liabilities of the Company or its Subsidiaries, on the one hand, and Seller or any of its Affiliates, on the other hand, which are being discharged, terminated or cancelled pursuant to Section 7.6 hereof. For purposes of this definition, including the calculation of current assets and current liabilities, and Article I, the Parties shall disregard (A) any adjustments arising from purchase accounting or otherwise arising out of the transactions contemplated by this Agreement, (B) any non-cash or extraordinary decreases in any reserve or accrual reflected in the Balance Sheet and (C) any change in the classification to a current asset of any particular asset that has not previously been characterized as a current asset (other than any such change resulting solely from the passage of time between the date hereof and the Closing) or which is of a type that has not previously been characterized as a current asset.

“Working Capital Target” means $3,300,000.

(b) Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Accounting Firm	Section 7.4(d)
Accounting Referee	Section 1.4(d)(ii)
Agreed Principles	Section 13.1(a)
Agreement	Preamble
Audit Fees Advance	Section 7.4(d)
Audit Personnel	Section 7.4(d)
Audit Representatives	Section 7.4(d)
Balance Sheet	Section 3.5(a)(ii)
Balance Sheet Date	Section 3.5(a)(ii)
Base Price	Section 1.2
Basket	Section 9.2(c)
Benefit Plans	Section 3.16(a)
Business Employees	Schedule C, clause (a)
Cap	Section 9.2(c)
Casualty Loss	Section 7.15
Claim Notice	Section 9.3(a)
Closing	Section 2.1
Closing Consideration	Section 1.2
Closing Date	Section 2.1
Closing Date Working Capital	Section 1.4(c)
Closing Statement	Section 1.4(c)
COBRA	Schedule C, clause (a)
Company	Preamble
Company Capital Stock	Recitals
Company Confidential Information	Schedule D, clause (b)
Company Disclosure Schedule	Article III
Company Financial Statements	Section 3.5(a)
Company Intellectual Property	Section 3.15(a)
Competing Publication	Schedule D, clause (a)(i)
Confidential Information	Schedule D, clause (b)
Confidentiality Agreement	Section 7.3
Contest	Section 10.4
Continuing Business Employee	Schedule C, clause (a)
Controlled Group	Section 3.16(d)
Current Publication	Schedule D, clause (a)(i)
DC Arrangements	Schedule C, clause (e)
Delaware Courts	Section 12.3
Dispute Notice	Section 1.4(d)(i)
Dispute Period	Section 9.3(b)
ESLR	Schedule C, clause (e)
Estimated Closing Date Working Capital	Section 1.4(a)
Estimated Working Capital Statement	Section 1.4(a)

Existing Phase I Reports	Section 3.18(f)
Final Closing Date Working Capital	Section 1.4(e)
Financial Advisor	Section 3.23
Fundamental Representations	Section 9.1
Governmental Approval	Section 3.3(b)
Health Plan	Schedule C, clause (e)
Historical GAAP	Section 13.1(a)
Historical Principles	Section 13.1(a)
Indemnified Parties	Section 9.2(b)
Indemnifying Party	Section 9.3(a)
Leased Real Property	Section 3.12(b)
Licensed Intellectual Property	Section 3.15(a)
LMG DB Plans	Schedule C, clause (e)
Material Contracts	Section 3.14(a)
Mini-Basket	Section 9.2(c)
Outside Date	Section 11.1(b)
Owned Intellectual Property	Section 3.15(a)
Owned Real Property	Section 3.12(a)
Parties	Preamble
Party	Preamble
pdf	Section 12.15
Property Tax Net Benefit	Section 10.11
Publications	Section 3.20
Purchase Price	Section 1.2
Purchaser	Preamble
Purchaser Disclosure Schedule	Article V
Purchaser Indemnified Parties	Section 9.2(a)
Real Property	Section 3.12(b)
Real Property Lease	Section 3.12(b)
Related Party	Section 3.21(a)
Remaining Exclusivity Payment	Section 7.4(d)
Restricted Parties	Schedule D, clause (a)
Restricted Territory	Schedule D, clause (a)(i)
Retained Insurance Claims	Section 7.11
Retained Plans	Schedule C, clause (e)
Scheduled Business Employees	Schedule C, clause (a)
Section 338(h)(10) Elections	Section 10.9(a)
Securities Act	Section 5.6
Seller	Preamble
Seller Confidential Information	Schedule D, clause (b)
Seller Group	Section 12.13
Seller Guarantor	Preamble
Seller Indemnified Parties	Section 9.2(b)
SERP	Schedule C, clause (e)
Settlement	Section 9.3(b)
Shared Contracts	Section 3.21(b)

Special Arrangements	Schedule C, clause (c)
Specified Representations	Section 9.1
Third Party Claim	Section 9.3(a)
Trademarks	Definition of Intellectual Property
Transfer Taxes	Section 12.1(b)

13.2 Certain Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) Calculation of Time Periods. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) Dollars. Any reference in this Agreement to “$” or dollars shall mean US dollars.

(c) Exhibits/Schedules/Construction. The Exhibits and Schedules to this Agreement are an integral part of this Agreement and are hereby incorporated herein and made a part hereof as if set forth herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. Any disclosure set forth in one section of the Schedules shall apply to (i) the representations and warranties or covenants contained in the Section of this Agreement to which it corresponds in number, (ii) any representation and warranty or covenant to which it refers by cross reference, and (iii) any other representation or warranty or covenant to the extent it is reasonably apparent from the wording of such disclosure that such disclosure is relevant to such representation or warranty or covenant.

(d) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(e) Headings. The provision of the Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article”, “Section” or other subdivision are to the corresponding Article, Section or other subdivision of this Agreement unless otherwise specified.

(f) Herein. The words such as “herein,” “hereinafter,” “hereof,” “hereunder” and “hereto” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(g) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(h) Made Available. An item shall be considered “made available” to a Party hereto, to the extent such phrase appears in this Agreement, only if such item has been provided in writing (including via electronic mail) to such Party or posted by the Company or its representatives in the Data Room prior to the date of this Agreement.

(i) Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (A) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (B) such item is otherwise specifically set forth on the balance sheet or financial statements, or (C) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(j) Joint Negotiation and Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

SELLER:

DOW JONES VENTURES VII, INC.

By:	/s/ Kevin P. Halpin
Name: Kevin P. Halpin
Title:

THE COMPANY:

DOW JONES LOCAL MEDIA GROUP, INC.

By:	/s/ William T. Kennedy
Name: William T. Kennedy
Title: COO

PURCHASER:

NEWCASTLE INVESTMENT CORP.

By:	/s/ Jonathan Brown
Name: Jonathan Brown
Title: Interim CFO

And solely with respect to its obligations under
Sections 7.3, 7.7, 7.13, 7.14, 9.2, 9.3, 9.4 and 10.2

DOW JONES & COMPANY, INC.

By:	/s/ Kevin P. Halpin
Name: Kevin P. Halpin
Title:

[Signature Page to Stock Purchase Agreement]

Omitted Schedules and Attachments

Exhibits to Stock Purchase Agreement

EXHIBITS

Exhibit A	Illustrative Calculation of Working Capital
Exhibit B	Form of Transition Services Agreement

Schedules

Schedule A	Company Disclosure Schedule
Schedule B	Purchaser Disclosure Schedule
Schedule C	Employee Benefits Matters
Schedule D	Covenant Not to Compete; Confidentiality